Form 40-F
period 2012-12-31
SANDSTORM GOLD LTD
filed 2013-02-19
CIK 1434614

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐         REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒      ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

Commission file number: 001-35617

Sandstorm Gold Ltd.

(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	1041	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Suite 1400, 400 Burrard Street

Vancouver, British Columbia, Canada V6C 3A6

(604) 689-0234

(Address and Telephone Number of Registrant’s Principal Executive Offices)

C T Corporation System

111 Eighth Avenue

New York, New York 10011

(212) 590-9070

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE MKT LLC; Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 86,009,988 (as of December 31, 2012)

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).  ☐ Yes  ☐ No

EXPLANATORY NOTE

Sandstorm Gold Ltd. (the “Company” or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act.  The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act.  Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

FORWARD-LOOKING STATEMENTS

This annual report and the exhibits attached hereto and incorporated herein may contain “forward-looking statements” as defined in Section 27A of the Securities Act of 1933 (the “Securities Act”), Section 21E of the Exchange Act, the Private Securities Litigation Reform Act of 1995 (the “PSLRA”) or in releases made by the Securities and Exchange Commission (“SEC”), all as may be amended from time to time.  Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company or industry results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Statements that are not historical fact are forward-looking statements. Forward-looking statements can be identified by, among other things, the use of forward-looking language, such as the words “plan,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” “project,” “may,” “will,” “would,” “could,” “should,” “seeks,” “scheduled to” or other similar words, or the negative of these terms or other variations of these terms or comparable language, or by discussion of strategy or intentions. These cautionary statements are being made pursuant to the Securities Act, the Exchange Act and the PSLRA with the intention of obtaining the benefits of the “safe harbor” provisions of such laws. The Company cautions investors that any forward-looking statements made by the Company are not guarantees or indicative of future performance. Important assumptions and other important factors that could cause actual results to differ materially from those forward-looking statements with respect to the Company include, without limitation: the impact of general business and economic conditions; delays in the construction of the Bachelor Lake mine, the Bracemac-McLeod mine, the Summit mine, the Ming mine, the Serra Pelada mine, the Deflector mine and the Entrée JV Project and operations at the Mt. Hamilton project, the Coringa project, the Cuiú Cuiú project and the Ann Mason project; the absence of control over mining operations from which the Company will purchase gold and other precious metals and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of gold and other precious metals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation in a manner different from the way the Company does or enacting new tax legislation in a way that adversely affects the Company; stock market volatility; competition; and those factors discussed in the section entitled “Risk Factors” in the Company’s annual information form for the year ended December 31, 2012 (the “AIF”) attached as Exhibit 99.1  to this annual report on Form 40-F and incorporated by reference herein.

Forward-looking information in this Annual Report on Form 40-F and the exhibits attached hereto include, among other things, disclosures regarding: the Company’s existing ten gold streams with Luna Gold Corp. (“Luna”), SilverCrest Mines Inc. (“SilverCrest”), Rambler Metals & Mining plc. (“Rambler”), Santa Fe Gold Corp., Brigus Gold Corp. (“Brigus”), Metanor Resources Inc. (“Metanor”), Donner Metals Ltd., Colossus Minerals Inc., Mutiny Gold Ltd. and Entrée Gold Inc. (“Entrée”) and four royalties with Solitario Exploration & Royalty Corp., Magellan Minerals Ltd. and Entrée, as well as its future outlook and the mineral reserve and mineral resource estimates for Luna, SilverCrest, Rambler, Brigus, Metanor and Entrée.  Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which the

Company will purchase gold and other precious metals, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.

Although the Company believes that its plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, actual results could differ materially from a projection or assumption in any of its forward-looking statements. The Company’s future financial condition and results of operations, as well as any forward-looking statements, are subject to change and inherent risks and uncertainties. The forward-looking statements contained in this annual report on Form 40-F are made only as of the date hereof.  The forward-looking statements contained in the exhibits incorporated by reference into this annual report are made only as of the respective dates set forth in such exhibits.  The Company does not have, or undertake, any obligation to update or revise any forward-looking statements whether as a result of new information, subsequent events or otherwise, unless otherwise required by law.

NOTE TO UNITED STATES READERS -
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under the multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States.  The Company is also subject to Canadian auditing and auditor independence standards.

The Company’s financial statements for the fiscal year ended December 31, 2012 are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, including the independent auditor’s report with respect thereto.  Consequently, the Company’s financial statements may not be comparable to those prepared by U.S. companies.  The Company’s audited financial statements (“Audited Financial Statements”) and the Company’s management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2012 (the “MD&A”) are included in the annual report of the Company (the “Annual Report”) which is attached hereto as Exhibit 99.2 to this annual report on Form 40-F.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars.  The exchange rate of United States dollars into Canadian dollars, on December 31, 2012 based upon the noon rate as published by the Bank of Canada, was U.S. $1.00=CDN$1.0051.  The exchange rate of United States dollars into Canadian dollars, on February 15, 2013 based upon the noon rate as published by the Bank of Canada, was U.S. $1.00=CDN$1.0070.

RESOURCE AND RESERVE ESTIMATES

The Company’s AIF, attached as Exhibit 99.1 to this annual report on Form 40-F, and the Annual Report, attached as Exhibit 99.2 to this annual report on Form 40-F, have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  Unless otherwise indicated, all resource and reserve estimates included in the AIF and the Annual Report have been prepared in accordance with Canadian National Instrument 43-101 —  Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) —  CIM Definition Standards on Mineral Resources and Mineral Reserves , adopted by the CIM Council, as amended.  NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM standards.  These definitions differ from the definitions in SEC Industry Guide 7 (“SEC Industry Guide 7”) under the Securities Act.  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI 43-101 and the CIM standards; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC.  Investors are cautioned not to assume that any part or all of mineral deposits in these categories will ever be converted into reserves.  “Inferred mineral resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases.  Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable.  Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures.

Accordingly, information contained in this annual report on Form 40-F and the portions of documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F, an evaluation was carried out under the supervision and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a — 15(e) and 15d —15(e) under the Exchange Act). Based on that evaluation, the CEO and the CFO have concluded that as of the end of the period covered by this annual report on Form 40-F, the Company’s disclosure controls and procedures were effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act was accumulated and communicated to the Company’s management, including the CEO and the CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

Internal Control over Financial Reporting

This annual report does not include a report on management’s assessment regarding internal control over financial reporting or an attestation report of the company’s registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control over Financial Reporting

During the period covered by this annual report on Form 40-F, no changes occurred in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notice to its directors and executive officers during the fiscal year ended December 31, 2012 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE

Identification

The Company has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The Audit Committee is comprised of three individuals: John P.A. Budreski, Davie E. De Witt (Chair) and Andrew T. Swarthout.  In the opinion of the Company’s Board of Directors (“Board”), each of the members of the Audit Committee is financially sophisticated and independent, as such terms are defined by the NYSE MKT listing standards applicable to the Company and as determined under Rule 10A-3 of the Exchange Act.

Audit Committee Financial Experts

The Board has determined that each of John P.A. Budreski, Davie E. De Witt and Andrew T. Swarthout is an audit committee financial expert under the applicable criteria prescribed by the NYSE MKT and the SEC in the general instructions of Form 40-F.

The SEC has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose on such person any duties, obligations or liability that are greater than those imposed on such person as a member of the Audit Committee and Board in the absence of such designation, or affect the duties, obligations or liability of any other member of the Audit Committee or Board.

Audit Committee Charter

The Company’s audit committee charter is available for review on the Company’s website at www.sandstormgold.com and in print without charge to any shareholder that provides the Company with a written request addressed to the Company’s Corporate Secretary.

CODE OF ETHICS

The Company’s Board has adopted a Code of Conduct and Ethics (the “Code”) that applies to all directors, officers and employees of the Company.  The Code addresses the items required to be included in a “code of ethics” as set forth in paragraph 9(b) of General Instruction B of Form 40-F, as well as various other topics.

The Code is available on SEDAR at www.sedar.com, on the Company’s website at www.sandstormgold.com and has been filed as Exhibit 99.6 to this annual report.  The Company will provide a copy of the Code in print without charge to any shareholder that provides the Company with a written request addressed to the Company’s Corporate Secretary.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte LLP acted as the Company’s Independent Auditor for the fiscal year ended December 31, 2012.  For a description of the total amount billed to the Company by Deloitte LLP for services performed in the last two financial years by category of service (audit fees, audit related fees, tax fees and all other fees), see “Audit Committee — External Auditor Service Fees” on page 132 of the AIF, which is attached as Exhibit 99.1 to this annual report and incorporated by reference herein.

For a description of the Company’s pre-approval policies and procedures related to the provision of non-audit services, see “Audit Committee — Pre-Approval Policies and Procedures” on page 132 of the AIF, which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2012 information with respect to the Company’s known contractual obligations:

Contractual Obligations	Total		Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Long-Term Debt Obligations	—		—	—	—	—
Capital (Finance) Lease Obligations	—		—	—	—	—
Operating Lease Obligations	$1,250,290		$199,252	$824,433	$226,605	—
Purchase Obligations	$4,000,000	[1]	$4,000,000	—	—	—
Other Long-Term Liabilities	—		—	—	—	—
Total	$5,250,290		$4,199,252	$824,433	$226,605	—

1 Up front commitment for net smelter returns royalty on the Mt. Hamilton gold project, which was paid January 2013.

The Company is a resource-based Company that acquires gold streams from companies that have advanced stage development projects or operating mines.  Gold streams are acquired by entering into gold streaming agreements which provide that in return for making a one-time up-front payment, the Company receives the right to purchase, at a fixed price per unit, a percentage of a mine’s production for the life of the mine.  Accordingly, the Company’s purchase commitments with respect to each gold stream are not based on time periods, such as less than 1 year or 1 to 3 years, but rather continue for the life of the mine.  For a description of the purchase commitments of the Company, see “Contractual Obligations” and “Note 15 — Contractual Obligations” on pages 33 and 63, respectively, of the Annual Report attached as Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein.

CORPORATE GOVERNANCE

As a Canadian corporation listed on NYSE MKT, the Company is not required to comply with most of the NYSE MKT corporate governance standards, so long as it complies with Canadian corporate governance practices. However, pursuant to NYSE MKT rules, the Company must disclose the significant differences between its corporate governance practices and those required to be followed by U.S. domestic issuers under NYSE MKT’s corporate governance standards.

NYSE MKT’S quorum requirement provides that a quorum for a shareholder meeting of a NYSE MKT-listed company must be at least 33-1/3% of the issued and outstanding common shares of the company.  The Company instead follows applicable Canadian laws with respect to quorum requirements. The Company’s articles provide that the quorum requirement for a shareholder meeting shall be one person present or represented by proxy.

The Company reviews its governance practices and monitors developments in Canada and the United States on an ongoing basis to ensure it is in compliance with applicable rules and standards.  The board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Audited Financial Statements, and MD&A and the AIF, can be found on SEDAR at www.sedar.com, on the SEC website at www.sec.gov or on the Company’s website at www.sandstormgold.com. Shareholders may also contact the Company’s Corporate Secretary by phone at (604) 689-0234 or by e-mail at info@sandstromLTD.com to request copies of these documents and this annual report on Form 40-F for no charge.

UNDERTAKING

The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

CONSENT TO SERVICE OF PROCESS

The Company has previously filed with the SEC a written consent to service of process and power of attorney on Form F-X.  Any change to the name or address of the Company’s agent for service shall be communicated promptly to the SEC by amendment to the Form F-X referencing the file number of the Company.

SIGNATURES

Pursuant to the requirements of the Exchange Act, the Company certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

SANDSTORM GOLD LTD.

	By:	/s/ Nolan Watson
	Name:	Nolan Watson
Date: February 18, 2013	Title:	President & Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the year ended December 31, 2012

99.2

Annual Report for the year ended December 31, 2012, which includes Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2012 and Audited annual consolidated financial statements for the fiscal year ended December 31, 2012

99.3	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.4	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.5	Consent of Deloitte LLP, Chartered Accountants

99.6	Code of Conduct and Ethics

99.7	Consent of Leah Mach

99.8	Consent of Nathan Eric Fier

99.9	Consent of Howard Bird

99.10	Consent of Pascal Hamelin

99.11	Consent of Larry Pilgrim

99.12	Consent of Robert Cann

99.13	Consent of David Jones