Form 40-F
period 2013-12-31
SANDSTORM GOLD LTD
filed 2014-03-11
CIK 1434614

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐         REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒      ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 100,028,138 (as of December 31, 2013)

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).  ☐ Yes  ☐ No

EXPLANATORY NOTE

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

Statements that are not historical fact are forward-looking statements. Forward-looking statements can be identified by, among other things, the use of forward-looking language, such as the words “plan,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” “project,” “may,” “will,” “would,” “could,” “should,” “seeks,” “scheduled to” or other similar words, or the negative of these terms or other variations of these terms or comparable language, or by discussion of strategy or intentions. These cautionary statements are being made pursuant to the Securities Act, the Exchange Act and the PSLRA with the intention of obtaining the benefits of the “safe harbor” provisions of such laws. The Company cautions investors that any forward-looking statements made by the Company are not guarantees or indicative of future performance. Important assumptions and other important factors that could cause actual results to differ materially from those forward-looking statements with respect to the Company include, without limitation: the impact of general business and economic conditions; delays in the construction of the Bachelor Lake mine, the Bracemac-McLeod mine, the Summit mine, the Ming mine, the Serra Pelada mine, the Deflector mine and the Entrée JV Project and operations at the Mt. Hamilton project, the Coringa project and the Ann Mason project; the absence of control over mining operations from which the Company will purchase gold and other precious metals and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of gold and other precious metals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation in a manner different from the way the Company does or enacting new tax legislation in a way that adversely affects the Company; stock market volatility; competition; and those factors discussed in the section entitled “Risk Factors” in the Company’s annual information form for the year ended December 31, 2013 (the “AIF”) attached as Exhibit 99.1  to this annual report on Form 40-F and incorporated by reference herein.

Forward-looking information in this Annual Report on Form 40-F and the exhibits attached hereto include, among other things, disclosures regarding: the Company’s existing gold streams and royalties, including with Luna Gold Corp. (“Luna”), SilverCrest Mines Inc. (“SilverCrest”), Rambler Metals & Mining plc., Santa Fe Gold Corp., Brigus Gold Corp. (“Brigus”), Metanor Resources Inc. (“Metanor”), Donner Metals Ltd., Colossus Minerals Inc., Mutiny Gold Ltd., Entrée Gold Inc., Solitario Exploration & Royalty Corp., Magellan Minerals Ltd., Anglo Gold Ashanti Ltd. and Yamana Gold Inc., its underlying royalties with Premier Royalty Inc., as well as its future outlook and the mineral reserve and mineral resource estimates for Luna, SilverCrest, Brigus and Metanor.  Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which the

Company will purchase gold and other precious metals, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.

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

NOTE TO UNITED STATES READERS -
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report in accordance with Canadian disclosure requirements, which are different from those of the United States.  The Company is also subject to Canadian auditing and auditor independence standards.

The Company prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, including the report of the independent registered public accounting firm with respect thereto.  Consequently, the Company’s financial statements may not be comparable to those prepared by U.S. companies.  The Company’s audited financial statements (“Audited Financial Statements”) and the Company’s management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2013 (the “MD&A”) are included in the annual report of the Company (the “Annual Report”) which is attached hereto as Exhibit 99.2 to this annual report on Form 40-F.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars.  The exchange rate of United States dollars into Canadian dollars, on December 31, 2013 based upon the noon rate as published by the Bank of Canada, was U.S. $1.00=CDN$1.0636.  The exchange rate of United States dollars into Canadian dollars, on March 10, 2014 based upon the noon rate as published by the Bank of Canada, was U.S. $1.00=CDN$1.1105.

RESOURCE AND RESERVE ESTIMATES

The Company’s AIF, attached as Exhibit 99.1 to this annual report on Form 40-F, and the Annual Report, attached as Exhibit 99.2 to this annual report on Form 40-F, have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  Unless otherwise indicated, all resource and reserve estimates included in the AIF and the Annual Report have been prepared in accordance with Canadian National Instrument 43-101 -   Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) -   CIM Definition Standards on Mineral Resources and Mineral Reserves , adopted by the CIM Council, as amended.  NI 43-101 is a rule developed by the Canadian Securities Administrators, which established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM standards.  These definitions differ from the definitions in SEC Industry Guide 7 (“SEC Industry Guide 7”) under the Securities Act.  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F, an evaluation was carried out under the supervision and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a - 15(e) and 15d - 15(e) under the Exchange Act). Based on that evaluation, the CEO and the CFO have concluded that as of the end of the period covered by this annual report on Form 40-F, the Company’s disclosure controls and procedures were effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act was accumulated and communicated to the Company’s management, including the CEO and the CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

The Company’s management, including its CEO and CFO, does not expect that its disclosure controls and procedures or internal controls and procedures will prevent all error and all fraud. A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs.

Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the controls. The design of any system of controls is also based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and not be detected.

With the participation of the CEO and CFO, management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2013, based on the criteria set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded in its report that the Company’s internal control over financial reporting was effective as of December 31, 2013.

Management’s annual report on internal control over financial reporting (the “Report”) is included with the Audited Financial Statements which are included in the Annual Report attached as Exhibit 99.2 to this annual report on Form 40-F.

Attestation Report of the Independent Registered Public Accounting Firm

The Company’s Independent Registered Public Accounting Firm have issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2013 included with the Audited Financial Statements which are included in the Annual Report attached as Exhibit 99.2 to this annual report on Form 40-F.

Under the Jumpstart Our Business Startups Act (“JOBS Act”) enacted in 2012, an “emerging growth company” is exempt from Section 404(b) of the Sarbanes-Oxley Act, which generally requires public companies to provide in their annual reports an independent auditor attestation of management’s assessment of internal control over financial reporting . Although the Company qualifies as an “emerging growth company” under the JOBS Act it has voluntarily included an independent auditor attestation of management’s assessment of internal control over financial reporting in this Annual Report. As long as the Company continues to qualify as an “emerging growth company”, there can be no assurance that the Company will continue to include this independent auditor attestation of management’s assessment of internal control over financial reporting in the Company’s future Annual Reports.

Changes in Internal Control over Financial Reporting

During the period covered by this annual report on Form 40-F, no changes occurred in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notice to its directors and executive officers during the fiscal year ended December 31, 2013 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

Audit Committee Financial Experts

The Board has determined that each of John P.A. Budreski, David E. De Witt and Andrew T. Swarthout is an audit committee financial expert under the applicable criteria prescribed by the NYSE MKT and the SEC in the general instructions of Form 40-F.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte LLP acted as the Company’s Independent Registered Public Accounting Firm for the fiscal year ended December 31, 2013.  For a description of the total amount billed to the Company by Deloitte LLP for services performed in the last two financial years by category of service (audit fees, audit related fees, tax fees and all other fees), see “Audit Committee - External Auditor Service Fees” on page 87 of the AIF, which is attached as Exhibit 99.1 to this annual report and incorporated by reference herein.

For a description of the Company’s pre-approval policies and procedures related to the provision of non-audit services, see “Audit Committee - Pre-Approval Policies and Procedures” on page 87 of the AIF, which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2013 information with respect to the Company’s known contractual obligations:

Contractual Obligations	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Long-Term Debt Obligations	–	–	–	–	–
Capital (Finance) Lease Obligations	–	–	–	–	–
Operating Lease Obligations	$1,346,466	$436,561	$909,905	–	–
Purchase Obligations	–	–	–	–	–
Other Long-Term Liabilities	–	–	–	–	–
Total	$1,346,466	$436,561	$909,905	–	–

The Company is a resource-based Company that acquires gold streams from companies that have advanced stage development projects or operating mines.  Gold streams are acquired by entering into gold streaming agreements which provide that in return for making a one-time up-front payment, the Company receives the right to purchase, at a fixed price per unit, a percentage of a mine’s production for the life of the mine.  Accordingly, the Company’s purchase commitments with respect to each gold stream are not based on time periods, such as less than 1 year or 1 to 3 years, but rather continue for the life of the mine.  For a description of the purchase commitments of the Company, see “Contractual Obligations” and “Note 15 - Contractual Obligations” on pages 36 and 76, respectively, of the Annual Report attached as Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein.

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

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Audited Financial Statements, and MD&A and the AIF, can be found on SEDAR at www.sedar.com, on the SEC website at www.sec.gov or on the Company’s website at www.sandstormgold.com. Shareholders may also contact the Company’s Corporate Secretary by phone at (604) 689-0234 or by e-mail at info@sandstormLTD.com to request copies of these documents and this annual report on Form 40-F for no charge.

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

SANDSTORM GOLD LTD.

	By:	/s/ Nolan Watson
	Name:	Nolan Watson
Date: March 11, 2014	Title:	President & Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the year ended December 31, 2013

99.2	Annual Report for the year ended December 31, 2013, which includes Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2013 and Audited annual consolidated financial statements for the fiscal year ended December 31, 2013

99.3	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.4	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.5	Consent of Deloitte LLP, Chartered Accountants

99.6	Code of Conduct and Ethics

99.7	Consent of G. Peter Mah
99.8	Consent of Leah Mach

99.9	Consent of Pascal Hamelin
99.10	Consent of Howard Bird

99.11	Consent of Nathan Eric Fier