Form 40-F
period 2014-12-31
SANDSTORM GOLD LTD
filed 2015-03-19
CIK 1434614

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐   REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☑   ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE MKT LLC; Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None

For annual reports, indicate by check mark the information filed with this form:

☑ Annual Information Form	☑ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 117,478,182 (as of December 31, 2014)

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  ☑ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).  ☐ Yes  ☐ No

EXPLANATORY NOTE

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

FORWARD-LOOKING STATEMENTS

This annual report and the exhibits attached hereto and incorporated herein may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”), Section 21E of the Exchange Act, the Private Securities Litigation Reform Act of 1995 (the “PSLRA”) or in releases made by the Securities and Exchange Commission (“SEC”), all as may be amended from time to time.  Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company or industry results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Statements that are not historical fact are forward-looking statements. Forward-looking statements can be identified by, among other things, the use of forward-looking language, such as the words “plan,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” “project,” “may,” “will,” “would,” “could,” “should,” “might,” “seeks,” “budget”, “scheduled to” or other similar words, or the negative of these terms or other variations of these terms or comparable language, or by discussion of strategy or intentions. These cautionary statements are being made pursuant to the Securities Act, the Exchange Act and the PSLRA with the intention of obtaining the benefits of the “safe harbor” provisions of such laws. The Company cautions investors that any forward-looking statements made by the Company are not guarantees or indicative of future performance. Important assumptions and other important factors that could cause actual results to differ materially from those forward-looking statements with respect to the Company include, without limitation: the impact of general business and economic conditions; the absence of control over mining operations from which Sandstorm Gold will purchase gold and other precious metals and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of gold and other precious metals; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm Gold; stock market volatility; competition; as well as those factors discussed in the section entitled “Risk Factors” in the Company’s annual information form for the year ended December 31, 2014 (the “AIF”) attached as Exhibit 99.1  to this annual report on Form 40-F and incorporated by reference herein.

Forward-looking information in this Annual Report on Form 40-F and the exhibits attached hereto include, among other things, disclosure regarding: Sandstorm Gold’s existing ten gold streams plus its 59 royalties as well as its future outlook and the mineral reserve and mineral resource estimates for the Aurizona Mine, Santa Elena Mine, Black Fox Mine and the Bachelor Lake Mine (each, as defined in Exhibit 99.1). Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Sandstorm Gold will purchase gold and other precious metals, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.

Although the Company believes that its plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, actual results could differ materially from a projection or assumption in any of its forward-looking statements. The Company’s future financial condition and results of operations, as well as any forward-looking statements, are subject to change and inherent risks and uncertainties. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking statements contained in this annual report on Form 40-F are made only as of the date hereof.  The forward-looking statements contained in the exhibits incorporated by reference into this annual report are made only as of the respective dates set forth in such exhibits.  The Company does not have, or undertake, any obligation to update or revise any forward-looking statements whether as a result of new information, subsequent events or otherwise, unless otherwise required by law.

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

The Company prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, including the report of the independent registered public accounting firm with respect thereto.  Consequently, the Company’s financial statements may not be comparable to those prepared by U.S. companies.  The Company’s audited financial statements (“Audited Financial Statements”) and the Company’s management’s discussion and analysis of financial condition and results of operations for the year ended December 31, 2014 (the “MD&A”) are included in the annual report of the Company (the “Annual Report”) which is attached hereto as Exhibit 99.2 to this annual report on Form 40-F.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars.  The exchange rate of United States dollars into Canadian dollars, on December 31, 2014 based upon the noon rate as published by the Bank of Canada, was U.S. $1.00=CDN$1.1601.  The exchange rate of United States dollars into Canadian dollars, on March 17, 2015 based upon the noon rate as published by the Bank of Canada, was U.S. $1.00=CDN$1.2769.

RESOURCE AND RESERVE ESTIMATES

The Company’s AIF, attached as Exhibit 99.1 to this annual report on Form 40-F, and the Annual Report, attached as Exhibit 99.2 to this annual report on Form 40-F, have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  Unless otherwise indicated, all resource and reserve estimates included in the AIF and the Annual Report have been prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) - Definition Standards adopted by CIM Council on May 10, 2014 (the “CIM Definition Standards”) which were incorporated by reference in the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) which is a rule developed by Canadian Securities Administrators that established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM standards.  These definitions differ from the definitions in SEC Industry Guide 7 (“SEC Industry Guide 7”) under the Securities Act.  Under SEC Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

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

With the participation of the CEO and CFO, management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2014, following the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013 Framework). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded in its report that the Company’s internal control over financial reporting was effective as of December 31, 2014.

Management’s annual report on internal control over financial reporting (the “Report”) is included with the Audited Financial Statements which are included in the Annual Report attached as Exhibit 99.2 to this annual report on Form 40-F.

Attestation Report of the Independent Registered Public Accounting Firm

The Company’s Independent Registered Public Accounting Firm have issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2014 included with the Audited Financial Statements which are included in the Annual Report attached as Exhibit 99.2 to this annual report on Form 40-F.

Changes in Internal Control over Financial Reporting

During the period covered by this annual report on Form 40-F, no changes occurred in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notice to its directors and executive officers during the fiscal year ended December 31, 2014 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE

Identification

The Company has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The Audit Committee is comprised of three individuals: John P.A. Budreski, David E. De Witt (Chair) and Andrew T. Swarthout.  In the opinion of the Company’s Board of Directors (“Board”), each of the members of the Audit Committee is financially sophisticated and independent, as such terms are defined by the NYSE MKT listing standards applicable to the Company and as determined under Rule 10A-3 of the Exchange Act.

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

Audit Committee Charter

The Company’s audit committee charter is attached as an exhibit to the AIF, available for review on the Company’s website at www.sandstormgold.com and in print without charge to any shareholder that provides the Company with a written request addressed to the Company’s Corporate Secretary.

CODE OF ETHICS

The Company’s Board has adopted a Code of Conduct and Ethics (the “Code”) that applies to all directors, officers and employees of the Company.  The Code addresses the items required to be included in a “code of ethics” as set forth in paragraph 9(b) of General Instruction B of Form 40-F, as well as various other topics.

The Code is available on SEDAR at www.sedar.com, on the SEC website at www.sec.gov, and on the Company’s website at www.sandstormgold.com.  The Company will provide a copy of the Code in print without charge to any shareholder that provides the Company with a written request addressed to the Company’s Corporate Secretary.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte LLP acted as the Company’s Independent Registered Public Accounting Firm for the fiscal year ended December 31, 2014.  For a description of the total amount billed to the Company by Deloitte LLP for services performed in the last two financial years by category of service (audit fees, audit related fees, tax fees and all other fees), see “Audit Committee - External Auditor Service Fees” on page 95 of the AIF, which is attached as Exhibit 99.1 to this annual report and incorporated by reference herein.

For a description of the Company’s pre-approval policies and procedures related to the provision of non-audit services, see “Audit Committee - Pre-Approval Policies and Procedures” on page 94 of the AIF, which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2014 information with respect to the Company’s known contractual obligations:

Contractual Obligations		Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Long-Term Debt Obligations	$
Capital (Finance) Lease Obligations	$
Operating Lease Obligations		$1,299,864	644,700	655,164
Purchase Obligations	$
Other Long-Term Liabilities	$
Total		$1,299,864	644,700	655,164

The Company is a resource-based Company that acquires gold streams from companies that have advanced stage development projects or operating mines.  Gold streams are acquired by entering into gold streaming agreements which provide that in return for making a one-time up-front payment, the Company receives the right to purchase, at a fixed price per unit, a percentage of a mine’s production for the life of the mine.  Accordingly, the Company’s purchase commitments with respect to each gold stream are not based on time periods, such as less than 1 year or 1 to 3 years, but rather continue for the life of the mine.  Furthermore, in connection with the Company’s various gold streams, certain payments are advanced to companies as their mining projects are advanced. These payments are subject to certain funding conditions and are not based on time periods. For a description of the purchase commitments of the Company, see “Contractual Obligations” and “Note 15 - Contractual Obligations” on pages 33 and 73, respectively, of the Annual Report attached as Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein.

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

SANDSTORM GOLD LTD.

	By:	/s/ Nolan Watson
	Name:	Nolan Watson
Date: March 17, 2015	Title:	President & Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the year ended December 31, 2014
99.2	Annual Report for the year ended December 31, 2014, which includes Management’s Discussion and Analysis of Financial Condition and Results of Operations for the fiscal year ended December 31, 2014 and Audited Annual Consolidated Financial Statements for the fiscal year ended December 31, 2014
99.3	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
99.4	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.5	Consent of Deloitte LLP, Independent Registered Public Accounting Firm
99.6	Consent of Marc Leduc
99.7	Consent of Pascal Hamelin
99.8	Consent of Harold Brisson
99.9	Consent of Nathan Eric Fier
*99.10	Code of Conduct and Ethics(incorporated herein by reference to Exhibit 99.6 of the Company’s Annual Report on Form 40-F for the year ended December 31, 2013 and filed with the SEC on March 11, 2014)

*Not filed herewith, but incorporated herein by reference.