Form 40-F
period 2015-12-31
SANDSTORM GOLD LTD
filed 2016-03-30
CIK 1434614

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Common Share Purchase Warrants, expiring November 3, 2020.

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 128,880,314 (as of December 31, 2015)

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).  ☐ Yes  ☐ No

EXPLANATORY NOTE

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto and incorporated herein may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”), Section 21E of the Exchange Act, the Private Securities Litigation Reform Act of 1995 (the “PSLRA”) or in releases made by the Securities and Exchange Commission (“SEC”), all as may be amended from time to time.  Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Company or industry results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Statements that are not historical fact are forward-looking statements. Forward-looking statements can be identified by, among other things, the use of forward-looking language, such as the words “plan,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” “project,” “may,” “will,” “would,” “could,” “should,” “might,” “seeks,” “budget”, “scheduled to” or other similar words, or the negative of these terms or other variations of these terms or comparable language, or by discussion of strategy or intentions. These cautionary statements are being made pursuant to the Securities Act, the Exchange Act and the PSLRA with the intention of obtaining the benefits of the “safe harbor” provisions of such laws. The Company cautions investors that any forward-looking statements made by the Company are not guarantees or indicative of future performance. Important assumptions and other important factors that could cause actual results to differ materially from those forward-looking statements with respect to the Company include, without limitation: the impact of general business and economic conditions; the absence of control over mining operations from which Sandstorm Gold will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of gold and other precious and non-precious metals; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm Gold; stock market volatility; competition; as well as those factors discussed in the section entitled “Risk Factors” in the Company’s annual information form for the year ended December 31, 2015 (the “AIF”) attached as Exhibit 99.1  to this annual report on Form 40-F and incorporated by reference herein.

Forward-looking information in this annual report on Form 40-F and the exhibits attached hereto include, among other things, disclosure regarding: Sandstorm Gold’s existing 132 Gold Streams plus its royalties, of which 19 of the underlying mines are producing, as well as its future outlook and the mineral reserve and mineral resource estimates for the Santa Elena Mine, Chapada Mine and the Diavik Mine (each, as defined in Exhibit 99.1). Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Sandstorm Gold will purchase gold and other precious metals, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.

Although the Company believes that its plans, intentions and expectations reflected in or suggested by such forward-looking statements are reasonable, actual results could differ materially from a projection or assumption in any of its forward-looking statements. The Company’s future financial condition and results of operations, as well as any forward-looking statements, are subject to change and inherent risks and uncertainties. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking statements contained in this annual report on Form 40-F are made only as of the date hereof.  The forward-looking statements contained in the exhibits incorporated by reference into this annual report on Form 40-F are made only as of the respective dates set forth in such exhibits.  The Company does not have, or undertake, any obligation to update or revise any forward-looking statements whether as a result of new information, subsequent events or otherwise, unless otherwise required by law.

NOTE TO UNITED STATES READERS -
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES

The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this annual report on Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States.  The Company is also subject to Canadian auditing and auditor independence standards.

The Company prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, including the report of the independent registered public accounting firm with respect thereto.  Consequently, the Company’s financial statements may not be comparable to those prepared by U.S. companies.  The Company’s audited financial statements (“Audited Financial Statements”) and the Company’s management’s discussion and analysis for the year ended December 31, 2015 (the “MD&A”) are included in the Annual Report of the Company (the “Annual Report”) which is attached hereto as Exhibit 99.2 to this annual report on Form 40-F.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars.  The exchange rate of United States dollars into Canadian dollars, on December 31, 2015 based upon the noon rate as published by the Bank of Canada, was U.S. $1.00=CDN$ 1.3840.  The exchange rate of United States dollars into Canadian dollars, on March 29, 2016 based upon the noon rate as published by the Bank of Canada, was U.S. $1.00=CDN$1.3154.

RESOURCE AND RESERVE ESTIMATES

The Company’s AIF, attached as Exhibit 99.1 to this annual report on Form 40-F, and the Annual Report, attached as Exhibit 99.2 to this annual report on Form 40-F, have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.  Unless otherwise indicated, all resource and reserve estimates included in the AIF and the Annual Report have been prepared in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) - Definition Standards adopted by CIM Council (the “CIM Definition Standards”) which were incorporated by reference in the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”) which is a rule developed by Canadian Securities Administrators that established standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  The terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in accordance with NI 43-101 and the CIM standards.  These definitions differ from the definitions in SEC Industry Guide 7 (“SEC Industry Guide 7”) under the Securities Act.

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

Management’s Annual Report on Internal Control over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting as defined in National Instrument 52-109 in Canada and in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation and fair presentation of financial statements for external purposes in accordance with generally accepted accounting principles.

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

With the participation of the CEO and CFO, management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2015, following the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013 Framework). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. In connection with the assessment, management identified a material weakness relating to the review control over the impairment of long-lived assets. A material weakness is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness could have resulted in a material misstatement related to the understatement of impairment expense and overstatement of mineral interests in the annual consolidated financial statement as at and for the year ended December 31, 2015. These misstatements were corrected prior to the issuance of the consolidated financial statements and therefore, there were no misstatements in the Company’s current or prior period consolidated financial statements. The Company has certified the above in its annual filings with both the U.S. Securities and Exchange Commission on Form 40-F as required by the United States Sarbanes-Oxley Act and with Canadian securities regulatory authorities. In response to the identified material weakness, management is taking specific actions to address the material weakness. The enhancements included the following: (i) the Company had hired an additional resource to assist in its evaluation of the Company’s financial reporting; and (ii) the Company has engaged an external search firm to assist in the hiring of a further additional resource to assist in the documentation and review of its internal controls. Remediation will require that changed or new controls operate for a sufficient period of time such that effectiveness of those changes is demonstrated with an appropriate amount of consistency. As the Company implements these plans, management may determine that additional steps may be necessary.

Management’s annual report on internal control over financial reporting (the “Report”) is included with the Audited Financial Statements which are included in the Annual Report attached as Exhibit 99.2 to this annual report on Form 40-F.

Attestation Report of the Independent Registered Public Accounting Firm

The Company’s Independent Registered Public Accounting Firm has issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2015 included with the Audited Financial Statements which are included in the Annual Report attached as Exhibit 99.2 to this annual report on Form 40-F.

Changes in Internal Control over Financial Reporting

Other than as disclosed above, during the period covered by this annual report on Form 40-F, no changes occurred in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notice to its directors and executive officers during the fiscal year ended December 31, 2015 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE

Identification

The Company has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The Audit Committee is comprised of three individuals: David E. De Witt (Chair), John P.A. Budreski, and Andrew T. Swarthout.  In the opinion of the Company’s Board of Directors (“Board”), each of the members of the Audit Committee is financially sophisticated and independent, as such terms are defined by the NYSE MKT listing standards applicable to the Company and as determined under Rule 10A-3 of the Exchange Act.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Deloitte LLP acted as the Company’s Independent Registered Public Accounting Firm for the fiscal year ended December 31, 2015.  For a description of the total amount billed to the Company by Deloitte LLP for services performed in the last two financial years by category of service (audit fees, audit related fees, tax fees and all other fees), see “Audit Committee - External Auditor Service Fees” on page 83 of the AIF, which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein.

For a description of the Company’s pre-approval policies and procedures related to the provision of non-audit services, see “Audit Committee - Pre-Approval Policies and Procedures” on page 83 of the AIF, which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2015 information with respect to the Company’s known contractual obligations:

Contractual Obligations	Total		Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Long-Term Debt Obligations		$83,500,000			83,500,000
Interest Payments[1]		$16,463,125	4,703,750	9,407,500	2,351,875
Operating Lease Obligations		$3,319,108	635,152	1,177,021	1,155,369	351,567
Purchase Obligations	$
Other Long-Term Liabilities	$
Total		$103,282,233	5,338,902	10,584,521	87,007,244	351,567

1 As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period.

The Company is a resource-based Company that acquires gold streams from companies that have advanced stage development projects or operating mines.  Gold streams are acquired by entering into gold streaming agreements which provide that in return for making a one-time up-front payment, the Company receives the right to purchase, at a fixed price per unit, a percentage of a mine’s production for the life of the mine.  Accordingly, the Company’s purchase commitments with respect to each gold stream are not based on time periods, such as less than 1 year or 1 to 3 years, but rather continue for the life of the mine.  Furthermore, in connection with the Company’s various gold streams, certain payments are advanced to companies as their mining projects are advanced. These payments are subject to certain funding conditions and are not based on time periods. For a description of the purchase commitments of the Company, see “Contractual Obligations” and “Note 15 - Contractual Obligations” on pages 26 and 74, respectively, of the Annual Report attached as Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein.

MINE SAFETY DISCLOSURE

Not applicable.

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

SANDSTORM GOLD LTD.

	By:	/s/ Nolan Watson
	Name:	Nolan Watson
Date: March 30, 2016	Title:	President & Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the year ended December 31, 2015
99.2	Annual Report for the year ended December 31, 2015, which includes Management’s Discussion and Analysis for the fiscal year ended December 31, 2015 and Audited Annual Consolidated Financial Statements for the fiscal year ended December 31, 2015
99.2	Printer Friendly Copy
99.3	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
99.4	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.5	Consent of Deloitte LLP, Independent Registered Public Accounting Firm
99.6	Consent of Ramon Mendoza Reyes
99.7	Consent of William Wulftange
99.8	Consent of Keith Laskowski
*99.9	Code of Conduct and Ethics(incorporated herein by reference to Exhibit 99.6 of the Company’s Annual Report on Form 40-F for the year ended December 31, 2013 and filed with the SEC on March 11, 2014)

*Not filed herewith, but incorporated herein by reference.