Form 40-F/A
period 2015-12-31
SANDSTORM GOLD LTD
filed 2016-12-07
CIK 1434614

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F/A

(Amendment No. 1)

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

The Company is filing this Amendment No. 1 on Form 40-F/A (“Amendment No. 1”) to its Annual Report on Form 40-F for the year ended December 31, 2015 originally filed with the Securities and Exchange Commission on March 30, 2016 (the “Original Form 40-F”) in order to:

1. Revise the discussion under the heading “Controls and Procedures” in the Original Form 40-F regarding the effectiveness of the Company’s disclosure controls and procedures and internal control over financial reporting as of December 31, 2015.

2. Revise the discussion under the headings “Disclosure Controls and Procedures” and “Management’s Report on Internal Control Over Financial Reporting” in Management’s Discussion and Analysis for the Year Ended December 31, 2015 (the “MD&A”) regarding the effectiveness of the Company’s disclosure controls and procedures and internal control over financial reporting. The MD&A was originally filed as Exhibit 99.2 to the Original Form 40-F and formed part of the Annual Report for the Year Ended December 31, 2015 (the “Annual Report”). Because Exhibit 99.2 also included the Company’s audited financial statements for the fiscal year ended December 31, 2015 in the Annual Report filed with the Original Form 40-F, such financial statements are again included in the revised Exhibit 99.2 to this Amendment No. 1. Such financial statements are identical to those filed as part of Exhibit 99.2 in the Original Form 40-F.

This Amendment No. 1 includes the revised Form 40-F, the revised Exhibit 99.2, new certifications of the Company’s Chief Executive Officer and Chief Financial Officer pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, and a new consent from Deloitte LLP in respect of the independent auditor’s March 30, 2016 reports.

Except as set forth above, this Amendment No. 1 does not modify or update any other disclosures in the Original Form 40-F. The disclosures in this Amendment No. 1 do not reflect events occurring after the date of the Original Form 40-F. Accordingly, this Amendment No. 1 should be read in conjunction with the Registrant’s other filings made with the Securities and Exchange Commission subsequent to the filing of the Original Form 40-F, as information in such filings may update or supersede certain information contained in those filings as well as in this Amendment No. 1.

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

CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

At the end of the period covered by this annual report on Form 40-F, an evaluation was carried out under the supervision and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a - 15(e) and 15d - 15(e) under the Exchange Act). Based on that evaluation, the CEO and the CFO have concluded that as of the end of the period covered by this annual report on Form 40-F, as a result of a material weakness in internal control over financial reporting, the Company’s disclosure controls and procedures were not effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act was accumulated and communicated to the Company’s management, including the CEO and the CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.

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

With the participation of the CEO and CFO, management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2015, following the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013 Framework). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. In connection with the assessment, management identified a material weakness relating to the review control over the impairment of long-lived assets and because of this material weakness management concluded that we did not maintain effective internal control over financial reporting as of December 31, 2015. A material weakness is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness could have resulted in a material misstatement related to the understatement of impairment expense and overstatement of mineral interests in the annual consolidated financial statement as at and for the year ended December 31, 2015. These misstatements were corrected prior to the issuance of the consolidated financial statements and therefore, there were no misstatements in the Company’s current or prior period consolidated financial statements. The Company has certified the above in its annual filings with both the U.S. Securities and Exchange Commission on Form 40-F as required by the United States Sarbanes-Oxley Act and with Canadian securities regulatory authorities. In response to the identified material weakness, management is taking specific actions to address the material weakness. The enhancements included the following: (i) the Company had hired an additional resource to assist in its evaluation of the Company’s financial reporting; and (ii) the Company has engaged an external search firm to assist in the hiring of a further additional resource to assist in the documentation and review of its internal controls. Remediation will require that changed or new controls operate for a sufficient period of time such that effectiveness of those changes is demonstrated with an appropriate amount of consistency. As the Company implements these plans, management may determine that additional steps may be necessary.

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

SANDSTORM GOLD LTD.

	By:	/s/ Nolan Watson
	Name:	Nolan Watson
Date: December 7, 2016	Title:	President & Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

**99.1	Annual Information Form for the year ended December 31, 2015
99.2	Annual Report for the year ended December 31, 2015, which includes Management’s Discussion and Analysis for the fiscal year ended December 31, 2015 and Audited Annual Consolidated Financial Statements for the fiscal year ended December 31, 2015
99.2	Printer Friendly Copy
99.3	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
99.4	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.5	Consent of Deloitte LLP, Independent Registered Public Accounting Firm
**99.6	Consent of Ramon Mendoza Reyes
**99.7	Consent of William Wulftange
**99.8	Consent of Keith Laskowski
*99.9	Code of Conduct and Ethics(incorporated herein by reference to Exhibit 99.6 of the Company’s Annual Report on Form 40-F for the year ended December 31, 2013 and filed with the SEC on March 11, 2014)

*Not filed herewith, but incorporated herein by reference.

**Previously filed with the Original Form 40-F on March 30, 2016.