Form 40-F
period 2016-12-31
SANDSTORM GOLD LTD
filed 2017-03-29
CIK 1434614

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 151,931,282 (as of December 31, 2016)

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).  ☐ Yes  ☐ No

EXPLANATORY NOTE

Sandstorm Gold Ltd. (the “Company”, “Sandstorm Gold”, or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act.  The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act.  Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.

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

Statements that are not historical fact are forward-looking statements. Forward-looking statements can be identified by, among other things, the use of forward-looking language, such as the words “plan,” “believe,” “expect,” “anticipate,” “intend,” “estimate,” “project,” “may,” “will,” “would,” “could,” “should,” “might,” “seeks,” “budget”, “scheduled to” or other similar words, or the negative of these terms or other variations of these terms or comparable language, or by discussion of strategy or intentions. These cautionary statements are being made pursuant to the Securities Act, the Exchange Act and the PSLRA with the intention of obtaining the benefits of the “safe harbor” provisions of such laws. The Company cautions investors that any forward-looking statements made by the Company are not guarantees or indicative of future performance. Important assumptions and other important factors that could cause actual results to differ materially from those forward-looking statements with respect to the Company include, without limitation: the impact of general business and economic conditions; the absence of control over mining operations from which the Company will purchase gold and other metals or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of gold and other precious and non-precious metals; industry conditions, including fluctuations in the price of the primary commodities mined at such operations, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm Gold; stock market volatility; competition; as well as those factors discussed in the section entitled “Risk Factors” in the Company’s annual information form for the year ended December 31, 2016 (the “AIF”) attached as Exhibit 99.1  to this annual report on Form 40-F and incorporated by reference herein.

Forward-looking information in this annual report on Form 40-F and the exhibits attached hereto include, among other things, disclosure regarding: Sandstorm Gold’s existing 155 Gold Streams plus its royalties, of which 21 of the underlying mines are producing,as well as its future outlook and the mineral reserve and mineral resource estimates for the Santa Elena Mine, Chapada Mine and the Diavik Mine (each, as defined in Exhibit 99.1). Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Sandstorm Gold will receive royalties from and purchase gold and other commodities from, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.

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

The Company prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, including the reports of the independent registered public accounting firm with respect thereto.  Consequently, the Company’s financial statements may not be comparable to those prepared by U.S. companies.  The Company’s audited financial statements (“Audited Financial Statements”) and the Company’s management’s discussion and analysis for the year ended December 31, 2016 (the “MD&A”) are included in the Annual Report of the Company (the “Annual Report”) which is attached hereto as Exhibit 99.2 to this annual report on Form 40-F.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars.  The exchange rate of United States dollars into Canadian dollars, on December 30, 2016 based upon the noon rate as published by the Bank of Canada, was U.S. $1.00=CDN$ 1.3427.  The exchange rate of United States dollars into Canadian dollars, on March 28, 2017 based upon the noon rate as published by the Bank of Canada, was U.S. $1.00=CDN$1.3363.

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

With the participation of the CEO and CFO, management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2016, following the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013 Framework). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded in its report that the Company’s internal control over financial reporting was effective as of December 31, 2016.

Management’s annual report on internal control over financial reporting (the “Report”) is included with the Audited Financial Statements which are included in the Annual Report attached as Exhibit 99.2 to this annual report on Form 40-F.

Attestation Report of the Independent Auditor

The Company’s Independent Auditor has issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2016 included with the Audited Financial Statements which are included in the Annual Report attached as Exhibit 99.2 to this annual report on Form 40-F.

Changes in Internal Control over Financial Reporting

During the year ended December 31, 2016, management implemented a remediation plan, which included the hiring of additional resources to assist in the documentation and review of internal controls and, in particular, enhanced accounting processes and controls to help prevent or detect errors over impairments of long-lived assets. The change was implemented to address a material weakness indentified in management’s assessment of the effectiveness of internal control over financial reporting as at December 31, 2015. As a result of the material weakness, the Company concluded it did not maintain effective internal controls over financial reporting as of December 31, 2015 and that its disclosure controls and procedures were not effective as at that date. The Company monitored the processes throughout the remediation period and have concluded that they are operating effectively and are well controlled and sustainable. Based on management’s assessment of internal control over financial reporting as of December 31, 2016, the material weakness has been remediated. The Company will continue to focus on maintaining the system of internal controls that was developed and implemented during 2016, and we will make enhancements when and where necessary. Except for the remediation efforts described above, there were no other changes in internal controls of the Company during the year ended December 31, 2016 that have materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notice to its directors and executive officers during the fiscal year ended December 31, 2016 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

The Code is available on SEDAR at www.sedar.com, on the SEC website at www.sec.gov, and on the Company’s website at www.sandstormgold.com.   The Company will provide a copy of the Code in print without charge to any person that provides the Company with a written request addressed to the Company’s Corporate Secretary.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP (“PwC”), the Company’s Independent Auditor, was appointed as the Company’s external auditor in June 17, 2016. The Company’s independent auditors prior to June 17, 2016 was Deloitte LLP (“Deloitte”). For a description of the total amount billed to the Company by PwC and Deloitte for services performed in the last two financial years by category of service (audit fees, audit related fees, tax fees and all other fees), see “Audit Committee - External Auditor Service Fees” on page 83 of the AIF, which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2016 information with respect to the Company’s known contractual obligations:

Contractual Obligations	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Long-Term Debt Obligations	$-	-	-	-	-
Interest Payments	$-	-	-	-	-
Operating Lease Obligations	$2,658,149	582,803	1,125,123	950,224	-
Purchase Obligations	$-	-	-	-	-
Other Long-Term Liabilities	$-	-	-	-	-
Total	$2,658,149	582,803	1,125,123	950,224	-

The Company is a resource-based Company that acquires gold streams and other metals purchase agreements (“Gold Streams” or “Streams”) from companies that have advanced stage development projects or operating mines.  Gold Streams are acquired by entering into gold streaming agreements which provide that in return for making a one-time up-front payment, the Company receives the right to purchase, at a fixed price per unit or at a variable price based on the spot market price, a percentage of a mine’s production for the life of the mine.  Accordingly, the Company’s purchase commitments with respect to each Gold Stream are not based on time periods, such as less than 1 year or 1 to 3 years, but rather continue for the life of the mine.  Furthermore, in connection with the Company’s various Gold Streams, certain payments are advanced to companies as their mining projects are advanced. These payments are subject to certain funding conditions and are not based on time periods. For a description of the purchase commitments of the Company, see “Contractual Obligations” and “Note 14 - Contractual Obligations” on pages 36 and 82 , respectively, of the Annual Report attached as Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein.

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

SANDSTORM GOLD LTD.

	By:	/s/ Nolan Watson
	Name:	Nolan Watson
Date: March 29, 2017	Title:	President & Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the year ended December 31, 2016
99.2	Annual Report for the year ended December 31, 2016, which includes Management’s Discussion and Analysis for the fiscal year ended December 31, 2016 and Audited Annual Consolidated Financial Statements for the fiscal year ended December 31, 2016
99.2	Printer Friendly Copy
99.3	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
99.4	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.5	Consent of Deloitte LLP
99.6	Consent of PricewaterhouseCoopers LLP, the Company’s Independent Auditor
99.7	Consent of Ramon Mendoza Reyes
99.8	Consent of William Wulftange
99.9	Consent of Keith Laskowski
*99.10	Code of Conduct and Ethics (incorporated herein by reference to Exhibit 99.6 of the Company’s Annual Report on Form 40-F for the year ended December 31, 2013 and filed with the SEC on March 11, 2014)

*Not filed herewith, but incorporated herein by reference.

