Form 40-F
period 2017-12-31
SANDSTORM GOLD LTD
filed 2018-03-29
CIK 1434614

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

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

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Name of Each Exchange On Which Registered:
Common Shares, no par value	NYSE American, LLC; Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Common Share Purchase Warrants, expiring November 3, 2020.

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 182,685,502 (as of December 31, 2017)

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).  ☐ Yes  ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto and incorporated herein may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 (the “Securities Act”), Section 21E of the Exchange Act, the Private Securities Litigation Reform Act of 1995 (the “PSLRA”) or in releases made by the Securities and Exchange Commission (“SEC”), all as may be amended from time to time, concerning the business, operations and financial performance and condition of Sandstorm Gold.  The forward-looking statements contained in this annual report on Form 40-F are made only as of the date hereof.  The forward-looking statements contained in the exhibits incorporated by reference into this annual report on Form 40-F are made only as of the respective dates set forth in such exhibits.  The Company does not have, or undertake, any obligation to update or revise any forward-looking statements whether as a result of new information, subsequent events or otherwise, unless otherwise required by law.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking information is based on reasonable assumptions that have been made by the Company as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; conditions on the Chapada Mine, the Cerro Moro Project, the Houndé Mine, the Ming Mine, the Gualcamayo Mine, the Karma Mine, the Emigrant Springs Mine, the Thunder Creek Mine, MWS, the Hugo North Extension and Heruga deposits, the mines underlying the Sandstorm portfolio of royalties, the Bachelor Lake Mine, the Diavik Mine, the Mt. Hamilton mine, the Prairie Creek Project, the San Andres Mine, the Hod Maden (formerly “Hot Maden”) Project, the Hackett River Project, the Lobo-Marte Project, Agi Dagi and Kirazli or the Bracemac-McLeod Mine (each as defined in the Company’s management’s discussion and analysis for the year ended December 31, 2017 (the “MD&A”)); the absence of control over mining operations from which the Company will purchase gold and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects the Company; stock market volatility; competition; as well as those factors discussed in the section entitled “Risks to Sandstorm” in the MD&A and the section entitled “Risk Factors” contained in Sandstorm’s most recent Annual Information Form for the year ended December 31, 2017 (the “AIF”) attached hereto as Exhibit 99.1 and incorporated by reference herewith.

Forward-looking information in this annual report on Form 40-F includes, among other things, disclosure regarding: the Company’s existing Streams (as defined below) and royalties as well as its future outlook, the mineral reserve and mineral resource estimates for each of the Chapada Mine, the Cerro Moro Project, the Houndé Mine, the Diavik Mine, the Aurizona Mine, the Gualcamayo Mine, the Emigrant Springs Mine, the Thunder Creek Mine, MWS, the Santa Elena Mine, the Ming Mine, the Black Fox Mine, the Hugo North Extension and Heruga deposits, the Karma Mine, the mines underlying the Sandstorm portfolio of royalties, the Bachelor Lake Mine, the Mt. Hamilton Mine, the Prairie Creek Project, the San Andres Mine, the Hod Maden (Formerly “Hot Maden”) Project, the Hackett River Project, the Lobo-Marte Project, Agi Dagi and Kirazli and the Bracemac-McLeod Mine. Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mines from which the Company will purchase gold, other commodities or receive royalties from, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out in such statements.

 Although Sandstorm has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

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

The Company prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, including the reports of the independent registered public accounting firm with respect thereto.  Consequently, the Company’s financial statements may not be comparable to those prepared by U.S. companies.  The Company’s audited financial statements as at and for the year ended 2017 and 2016 (the “Audited Financial Statements”) and the Company’s MD&A are included in the 2017 Annual Report of the Company (the “Annual Report”) which is attached hereto as Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars.  The exchange rate of United States dollars into Canadian dollars, on December 29, 2017 based upon the daily average exchange rate as published by the Bank of Canada, was U.S.$1.00=CDN$1.2545.  The exchange rate of United States dollars into Canadian dollars, on March 28, 2018 based upon the daily average exchange rate as published by the Bank of Canada, was U.S.$1.00=CDN$1.2902.

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

With the participation of the CEO and CFO, management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2017, following the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013 Framework). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded in its report that the Company’s internal control over financial reporting was effective as of December 31, 2017.

Management’s annual report on internal control over financial reporting (the “Report”) is included with the Audited Financial Statements which are included in the Annual Report attached as Exhibit 99.2 to this annual report on Form 40-F.

Attestation Report of the Independent Registered Public Accounting Firm

The Company’s Independent Registered Public Accounting Firm has issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2017 included with the Audited Financial Statements which are included in the Annual Report attached as Exhibit 99.2 to this annual report on Form 40-F.

Changes in Internal Control over Financial Reporting

During the period covered by this annual report on Form 40-F, no changes occurred in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting. This assessment includes the Company’s implementation and evaluation of its framework of internal control over financial reporting with respect to Mariana Resources Ltd., which it acquired in July of 2017.

REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notice to its directors and executive officers during the fiscal year ended December 31, 2017 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE

Identification

The Company has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act.  The Audit Committee is comprised of three individuals: David E. De Witt (Chair), John P.A. Budreski, and Andrew T. Swarthout.  In the opinion of the Company’s Board of Directors (“Board”), each of the members of the Audit Committee is financially sophisticated and independent, as such terms are defined by the NYSE American listing standards applicable to the Company and as determined under Rule 10A-3 of the Exchange Act.

Audit Committee Financial Experts

The Board has determined that each of John P.A. Budreski, David E. De Witt and Andrew T. Swarthout is an audit committee financial expert under the applicable criteria prescribed by NYSE American and the SEC in the general instructions of Form 40-F.

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

The Code is available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov, and on the Company’s website at www.sandstormgold.com.   The Company will provide a copy of the Code in print without charge to any person that provides the Company with a written request addressed to the Company’s Corporate Secretary.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP (“PwC”), the Company’s Independent Registered Public Accounting Firm, was appointed as the Company’s external auditor in June 17, 2016. The Company’s independent auditors prior to June 17, 2016 was Deloitte LLP (“Deloitte”). For a description of the total amount billed to the Company by PwC and Deloitte for services performed in the last two financial years by category of service (audit fees, audit related fees, tax fees and all other fees), see “Audit Committee - External Auditor Service Fees” on page 108 of the AIF, which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein.

For a description of the Company’s pre-approval policies and procedures related to the provision of non-audit services, see “Audit Committee - Pre-Approval Policies and Procedures” on page 108 of the AIF, which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table lists as of December 31, 2017 information with respect to the Company’s known contractual obligations:

Contractual Obligations	Total	Less than	1 to 3	3 to 5	More than
		1 Year	Years	Years	5 Years
Long-Term Debt Obligations	$-	$-	$-	$-	$-
Interest Payments	$-	$-	$-	$-	$-
Operating Lease Obligations	$2,126,807	$587,789	$1,180,039	$358,979	$-
Purchase Obligations	$-	$-	$-	$-	$-
Other Long-Term Liabilities	$-	$-	$-	$-	$-
Total	$2,126,807	$587,789	$1,180,039	$358,979	$-

The Company is a resource-based Company that acquires gold streams and other metals purchase agreements (“Gold Streams” or “Streams”) from companies that have advanced stage development projects or operating mines.  Gold Streams are acquired by entering into gold streaming agreements which provide that in return for making a one-time up-front payment, the Company receives the right to purchase, at a fixed price per unit or at a variable price based on the spot market price, a percentage of a mine’s production for the life of the mine.  Accordingly, the Company’s purchase commitments with respect to each Gold Stream are not based on time periods, such as less than 1 year or 1 to 3 years, but rather continue for the life of the mine.  Furthermore, in connection with the Company’s various Streams, certain payments are advanced to companies as their mining projects are advanced. These payments are subject to certain funding conditions and are not based on time periods. For a description of the purchase commitments of the Company, see “Contractual Obligations” and “Note 14 - Contractual Obligations” on pages 27 and 67, respectively, of the Annual Report attached as Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein.

MINE SAFETY DISCLOSURE

Not applicable.

CORPORATE GOVERNANCE

As a Canadian corporation listed on NYSE American, the Company is not required to comply with most of the NYSE American corporate governance standards, so long as it complies with Canadian corporate governance practices. However, pursuant to the NYSE American rules, the Company must disclose the significant differences between its corporate governance practices and those required to be followed by U.S. domestic issuers under the NYSE American’s corporate governance standards.

NYSE American’s quorum requirement provides that a quorum for a shareholder meeting of a NYSE American-listed company must be at least 33-1/3% of the issued and outstanding common shares of the company.  The Company instead follows applicable Canadian laws with respect to quorum requirements. The Company’s articles provide that the quorum requirement for a shareholder meeting shall be one person present or represented by proxy.

The Company reviews its governance practices and monitors developments in Canada and the United States on an ongoing basis to ensure it is in compliance with applicable rules and standards.  The board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Audited Financial Statements, and MD&A and the AIF, can be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.sandstormgold.com. Shareholders may also contact the Company’s Corporate Secretary by phone at (604) 689-0234 or by e-mail at info@sandstormLTD.com to request copies of these documents and this annual report on Form 40-F for no charge.

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

SANDSTORM GOLD LTD.

	By:	/s/ Nolan Watson
	Name:	Nolan Watson
Date: March 29, 2018	Title:	President & Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the year ended December 31, 2017
99.2

Annual Report for the year ended December 31, 2017, which includes Management’s Discussion and Analysis for the fiscal year ended December 31, 2017 and the Audited Annual Consolidated Financial Statements as at and for the fiscal years ended December 31, 2017 and 2016

99.2	Printer Friendly Copy
99.3	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
99.4	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.5	Consent of PricewaterhouseCoopers LLP, the Company’s Independent Registered Public Accounting Firm
99.6	Consent of Ramon Mendoza Reyes
99.7	Consent of Yohann Bouchard
99.8	Consent of Keith Laskowski
99.9	Consent of Rodney Webster
99.10*	Code of Conduct and Ethics (incorporated herein by reference to Exhibit 99.6 of the Company’s Annual Report on Form 40-F for the year ended December 31, 2013 and filed with the SEC on March 11, 2014)
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Calculation Linkbase
101.LAB	XBRL Taxonomy Extension Labels Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Document

*Not filed herewith, but incorporated herein by reference.