Form 40-F
period 2019-12-31
SANDSTORM GOLD LTD
filed 2020-03-30
CIK 1434614

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 40-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

Commission file number: 001-35617

Sandstorm Gold Ltd.

(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada	1041	98-1178734
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Suite 1400, 400 Burrard Street
Vancouver, British Columbia, Canada V6C 3A6
(604) 628-1107

(Address and Telephone Number of Registrant’s Principal Executive Offices)

C T Corporation System
111 Eighth Avenue
New York, New York 10011
(212) 590-9070

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Trading Symbol(s)	Name of Each Exchange On Which Registered:
Common Shares, no par value	SAND	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act: None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: Common Share Purchase Warrants, expiring November 3, 2020.

For annual reports, indicate by check mark the information filed with this form:

☒ Annual Information Form	☒ Audited Annual Financial Statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 177,227,941 (as of December 31, 2019)

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.  ☒ Yes  ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files).  ☒ Yes  ☐ No

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act.

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

FORWARD-LOOKING STATEMENTS

This annual report on Form 40-F and the exhibits attached hereto and incorporated herein may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Exchange Act, the Private Securities Litigation Reform Act of 1995 (the “PSLRA”) or in releases made by the Securities and Exchange Commission (“SEC”), all as may be amended from time to time, concerning the business, operations and financial performance and condition of Sandstorm Gold.  The forward-looking statements contained in this annual report on Form 40-F are made only as of the date hereof.  The forward-looking statements contained in the exhibits incorporated by reference into this annual report on Form 40-F are made only as of the respective dates set forth in such exhibits.  The Company does not have, or undertake, any obligation to update or revise any forward-looking statements whether as a result of new information, subsequent events or otherwise, unless otherwise required by law.

Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.  Forward-looking information is based on reasonable assumptions that have been made by the Company as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; conditions on the Chapada Mine, the Cerro Moro Mine, the Houndé Mine, the Ming Mine, the Gualcamayo Mine, the Fruta del Norte Mine, the Santa Elena Mine, the Black Fox Mine, the Aurizona Mine, the Relief Canyon Project, the Karma Mine, the Emigrant Springs Mine, the Thunder Creek Mine, MWS, the Hugo North Extension and Heruga deposits, the mines underlying the Sandstorm portfolio of royalties, the Bachelor Lake Mine, the Diavik Mine, the Mt. Hamilton Project, the Prairie Creek Project, the San Andres Mine, the Hod Maden Project, the Hackett River Project, the Lobo-Marte Project, Agi Dagi and Kirazli or the Bracemac-McLeod Mine (each as defined in the Company’s management’s discussion and analysis for the year ended December 31, 2019 (the “MD&A”); the absence of control over mining operations from which the Company will purchase gold or other commodities, or receive royalties from and risks related to those mining operations, including risks related to international operations, government and environmental regulation, actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects the Company; stock market volatility; competition; the potential impact of epidemics, pandemics or other public health crises, including the outbreak of novel coronavirus; as well as those factors discussed in the section entitled “Risks to Sandstorm” in the MD&A and the section entitled “Risk Factors” contained in Sandstorm’s most recent Annual Information Form for the year ended December 31, 2019 (the “AIF”) attached hereto as Exhibit 99.1 and incorporated by reference herewith.

Forward-looking information in this annual report on Form 40-F includes, among other things, disclosure regarding: the Company’s existing Streams (as defined below) and royalties as well as its future outlook, the mineral reserve and mineral resource estimates for each of the Chapada Mine, the Cerro Moro Mine, the Houndé Mine, the Ming Mine, the Gualcamayo Mine, the Fruta del Norte Mine, the Santa Elena Mine, the Black Fox Mine, the Aurizona Mine, the Relief Canyon Project, the Karma Mine, the Emigrant Springs Mine, the Thunder Creek Mine, MWS, the Hugo North Extension and Heruga deposits, the mines underlying the Sandstorm Gold portfolio of royalties, the Bachelor Lake Mine, the Diavik Mine, the Mt. Hamilton Mine, the Prairie Creek Project, the San Andres Mine, the Hod Maden Project, the Hackett River Project, the Lobo-Marte Project, Agi Dagi and Kirazli and the Bracemac-McLeod Mine. Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which the Company will purchase gold, other commodities or receive royalties from, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out in such statements.

Although Sandstorm Gold has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.

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

The Company prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.  Consequently, the Company’s financial statements may not be comparable to those prepared by U.S. companies.  The Company’s audited financial statements as at and for the year ended 2019 and 2018 (the “Audited Financial Statements”) and the Company’s MD&A are included in the 2019 Annual Report of the Company (the “Annual Report”) which is attached hereto as Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars.  The exchange rate of United States dollars into Canadian dollars, on December 31, 2019 based upon the daily average exchange rate as published by the Bank of Canada, was U.S.$1.00=CDN$1.2988 ..  The exchange rate of United States dollars into Canadian dollars, on March 27, 2020 based upon the daily average exchange rate as published by the Bank of Canada, was U.S.$1.00=CDN$1.4056.

RESOURCE AND RESERVE ESTIMATES

The Company’s AIF, attached as Exhibit 99.1 to this annual report on Form 40-F, and the Annual Report, attached as Exhibit 99.2 to this annual report on Form 40-F, have been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws.

Canadian reporting requirements for disclosure of mineral properties are governed by the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The definitions used in NI 43-101 are incorporated by reference from the Canadian Institute of Mining, Metallurgy and Petroleum (“CIM”) – Definition Standards adopted by CIM Council on May 10, 2014 (the “CIM Definition Standards”). U.S. reporting requirements are currently governed by the SEC Industry Guide 7 (“Industry Guide 7”) under the Securities Act. These reporting standards have similar goals in terms of conveying an appropriate level of confidence in the disclosures being reported, but embody different approaches and definitions. For example, the terms “mineral reserve”, “proven mineral reserve” and “probable mineral reserve” are Canadian mining terms as defined in NI 43-101, and these definitions differ from the definitions in Industry Guide 7. Under Industry Guide 7 standards, a “final” or “bankable” feasibility study is required to report reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. Further, under Industry Guide 7, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Reserve estimates contained in the AIF may not qualify as “reserves” under Industry Guide 7. Further, the SEC has not recognized the reporting of mineral deposits which do not meet the Industry Guide 7 definition of “reserve” prior to the adoption of the Modernization of Property Disclosures for Mining Registrants, which rules will be required to be complied with in the first fiscal year beginning on or after January 1, 2021.

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

With the participation of the CEO and CFO, management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2019, following the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013 Framework). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded in its report that the Company’s internal control over financial reporting was effective as of December 31, 2019.

Management’s annual report on internal control over financial reporting (the “Report”) is included with the MD&A which is included in the Annual Report attached as Exhibit 99.2 to this annual report on Form 40-F.

Attestation Report of the Independent Registered Public Accounting Firm

The Company’s Independent Registered Public Accounting Firm has issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2019 included with the Financial Statements which are included in the Annual Report attached as Exhibit 99.2 to this annual report on Form 40-F.

Changes in Internal Control over Financial Reporting

During the period covered by this annual report on Form 40-F, no changes occurred in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notice to its directors and executive officers during the fiscal year ended December 31, 2019 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

AUDIT COMMITTEE

Identification

The Company has a separately-designated standing Audit Committee established in accordance with Section 3(a)(58)(A) of the Exchange Act. The Audit Committee is comprised of three individuals: David E. De Witt (Chair), John P.A. Budreski, and Andrew T. Swarthout.

Audit Committee Financial Experts

The Company’s Board of Directors (the “Board”) has determined that each of John P.A. Budreski, David E. De Witt and Andrew T. Swarthout is (i) an audit committee financial expert, under the applicable criteria prescribed by the SEC in the general instructions of Form 40-F and (ii) independent, under the applicable NYSE listing standards.

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

PRINCIPAL ACCOUNTANT FEES AND SERVICES

PricewaterhouseCoopers LLP (“PwC”) acted as the Company’s Independent Registered Public Accounting Firm for the fiscal year ended December 31, 2019. For a description of the total amount billed to the Company by PwC for services performed in the last two financial years by category of service (audit fees, audit related fees, tax fees and all other fees), see “Audit Committee - External Auditor Service Fees” on page 112 of the AIF, which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein.

For a description of the Company’s pre-approval policies and procedures related to the provision of non-audit services, see “Audit Committee - Pre-Approval Policies and Procedures” on page 112 of the AIF, which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The required disclosure can be found under the heading “Commitments and Contingencies” in Note 15 to the Company’s Consolidated Financial Statements for the Year Ended December 31, 2019 on page 98 of the Annual Report attached as Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein.

The Company is a resource-based Company that acquires gold streams and other metals purchase agreements (“Gold Streams” or “Streams”) from companies that have advanced stage development projects or operating mines.  Gold Streams are acquired by entering into gold streaming agreements which provide that in return for making a one-time up-front payment, the Company receives the right to purchase, at a fixed price per unit or at a variable price based on the spot market price, a percentage of a mine’s production for the life of the mine.  Accordingly, the Company’s purchase commitments with respect to each Gold Stream are not based on time periods, such as less than 1 year or 1 to 3 years, but rather continue for the life of the mine.  Furthermore, in connection with the Company’s various Streams, certain payments are advanced to companies as their mining projects are advanced. These payments are subject to certain funding conditions and are not based on time periods. For a description of the purchase commitments of the Company as of December 31, 2019, see “Commitments and Contingencies” in Note 15 to the Company’s Consolidated Financial Statements for the Year Ended December 31, 2019 on page 98 of the Annual Report attached as Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein.

MINE SAFETY DISCLOSURE

Not applicable.

CORPORATE GOVERNANCE

The Company’s corporate governance practices are consistent with all applicable current Canadian regulatory guidelines and standards. The Company is classified as a foreign private issuer in connection with its listing on the NYSE and is not required to comply with most of the NYSE’s corporate governance standards (the “NYSE Rules”) and instead may comply with Canadian corporate governance practices. However, the Company’s corporate governance practices incorporate many best practices derived from the NYSE Rules and a description of the significant ways in which the Company’s corporate governance practices differ from those required of domestic companies under the NYSE Rules is provided on the Company’s website at www.sandstormgold.com.

The Company reviews its governance practices and monitors developments in Canada and the United States on an ongoing basis to ensure it is in compliance with applicable rules and standards.  The board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.

ADDITIONAL INFORMATION

Additional information relating to the Company, including the Audited Financial Statements, the MD&A and the AIF, can be found on SEDAR at www.sedar.com, on EDGAR at www.sec.gov or on the Company’s website at www.sandstormgold.com. Shareholders may also contact the Company’s Corporate Secretary by phone at (604) 628-1107 or by e-mail at info@sandstormLTD.com to request copies of these documents and this annual report on Form 40-F for no charge.

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

SANDSTORM GOLD LTD.

	By:	/s/ Nolan Watson
	Name:	Nolan Watson
Date: March 30, 2020	Title:	President & Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the year ended December 31, 2019
99.2	Annual Report for the year ended December 31, 2019 which includes Management’s Discussion and Analysis for the fiscal year ended December 31, 2019 and the Audited Annual Consolidated Financial Statements as at and for the fiscal years ended December 31, 2019 and 2018
99.2	Printer Friendly Copy
99.3	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
99.4	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.5	Consent of PricewaterhouseCoopers LLP, the Company’s Independent Registered Public Accounting Firm
99.6	Consent of Ramon Mendoza Reyes
99.7	Consent of Keith Laskowski
99.8	Consent of Sébastien B. Bernier
99.9	Consent of Rodney Webster
99.10	Consent of Paul Newling
99.11	Consent of Andrew Hall
99.12	Consent of Zafir Ekmekçi
99.13*	Code of Conduct and Ethics (incorporated herein by reference to Exhibit 99.6 of the Company’s Annual Report on Form 40-F for the year ended December 31, 2013 and filed with the SEC on March 11, 2014)
101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Calculation Linkbase
101.LAB	XBRL Taxonomy Extension Labels Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Document

*Not filed herewith, but incorporated herein by reference.