Form 40-F
period 2021-12-31
SANDSTORM GOLD LTD
filed 2022-03-31
CIK 1434614

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM
40-F
☐
  REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒
  ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
191,653,454
(as of December 31, 2021).
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

Auditor Firm Id:	Auditor Name:	Auditor Location:
271	PricewaterhouseCoopers LLP	Vancouver, British Columbia, Canada

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
Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm Gold as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; the Chapada Mine, the Cerro Moro Mine, the Houndé Mine, the Ming Mine, the Gualcamayo Mine, the Fruta del Norte Mine, the Santa Elena Mine, the Black Fox Mine, the Aurizona Mine, the Relief Canyon Mine, the Karma Mine, the Emigrant Springs Mine, the Thunder Creek Mine, MWS, HM Claim, Triangle Zone, the Hugo North Extension and Heruga deposits, the mines underlying the Sandstorm portfolio of royalties, the Diavik Mine, the Mt. Hamilton Project, the Prairie Creek Project, the Hackett River Project, the Lobo-Marte Project, Agi Dagi and Kirazli, the Vatukoula Mine, the Vale Royalty Package, the Mercedes Mine, or the Bracemac-McLeod Mine, as applicable, and the Hod Maden Project (as defined in the AIF); the absence of control over mining operations from which Sandstorm Gold will purchase gold and other commodities or from which it will receive royalty payments and risks related to those mining operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm Gold; stock market volatility; competition; the aggregate value of Common Shares which may be issued by the Company pursuant to the ATM Program (as defined in the AIF), the Company’s expected use of the net proceeds of the ATM Program, the number or aggregate value of Common Shares which may be purchased under the NCIB (as defined in the AIF), audits being conducted by the CRA (as defined in the AIF) and available remedies, the expectation that the various closing conditions of the sale of the Company’s 30% interest in the Hod Maden Project (as defined in the AIF) and other assets will be met, the expectation that the proposed RTO (as defined in the AIF) transaction with Royalty North Partners Ltd. will close, management’s expectations regarding Sandstorm’s growth; the potential impact of natural disasters, terrorist acts, health crises and other disruptions and dislocations, including the
COVID-19
pandemic and the conflict between Russia and Ukraine; as well as those factors discussed in the section entitled “Risks to Sandstorm” in the MD&A and the section entitled “Risk Factors” contained in Sandstorm’s most recent Annual Information Form for the year ended December 31, 2021 (the “AIF”) attached hereto as
Exhibit 99.1
and incorporated by reference herein.

Forward-looking information in this annual report on Form
40-F
includes, among other things, disclosure regarding: the impact of
COVID-19
on the business, the aggregate value of Common Shares which may be issued pursuant to the ATM Program, the Company’s expected use of the net proceeds of the ATM Program, audits being conducted by the CRA and available remedies, management’s expectations regarding the Company’s growth, Sandstorm Gold’s existing Streams (as defined in the AIF) and royalties, as well as its future outlook and the Mineral Reserve (as defined in the AIF) and Mineral Resource (as defined in the AIF) estimates for each of the Chapada Mine, the Cerro Moro Mine, the Houndé Mine, the Ming Mine, the Gualcamayo Mine, the Fruta del Norte Mine, the Santa Elena Mine, the Black Fox Mine, the Aurizona Mine, the Relief Canyon Mine, the Karma Mine, the Emigrant Springs Mine, the Thunder Creek Mine, MWS, HM Claim, Triangle Zone, the Hugo North Extension and Heruga deposits, the mines underlying the Sandstorm portfolio of royalties, the Diavik Mine, the Mt. Hamilton Project, the Prairie Creek Project, the Hod Maden Project
, the Hackett River Project, the Lobo-Marte Project, Agi Dagi and Kirazli, the Vatukoula Mine, the Vale Royalty Package, the Mercedes Mine, and the Bracemac-McLeod Mine, as applicable, and the Hod Maden Project (as defined in the AIF), and the Mineral Reserve (as defined in the AIF) and Mineral Resource (as defined in the AIF) estimates for any other of the Mining Operations (as defined in the AIF), and production and cost estimates and expected plans with regard to certain assets of Mariana Resources (as defined in the AIF). Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Sandstorm Gold will purchase gold and other commodities or from which it will receive royalty payments, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out in such statements.
Although Sandstorm Gold has attempted to identify important factors that could cause actual actions, events or results to differ materially from those contained in forward-looking information, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such information will prove to be accurate, as future actions and events and actual results could differ materially from those anticipated in such information. Accordingly, readers should not place undue reliance on forward-looking information.
NOTE TO UNITED STATES READERS –
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
The Company prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Consequently, the Company’s financial statements may not be comparable to those prepared by U.S. companies. The Company’s audited financial statements as at and for the year ended December 31, 2021 and 2020 (the “Audited Financial Statements”) and the Company’s MD&A are each included in the 2021 Annual Report of the Company (the “Annual Report”) which is attached hereto as
Exhibit 99.2
to this annual report on Form
40-F
and incorporated by reference herein.
CURRENCY
Unless otherwise indicated, all dollar amounts in this annual report on Form
40-F
are in United States dollars. The exchange rate of United States dollars into Canadian dollars, on December 31, 2021 based upon the daily average exchange rate as published by the Bank of Canada, was U.S.$1.00=CDN $1.2795. The exchange rate of United States dollars into Canadian dollars, on March 30, 2022 based upon the daily average exchange rate as published by the Bank of Canada, was U.S.$1.00=CDN $1.2470.

RESOURCE AND RESERVE ESTIMATES
The Company’s AIF, attached as
Exhibit 99.1
to this annual report on Form
40-F,
and the Annual Report, attached as
Exhibit 99.2
to this annual report on Form
40-F,
each incorporated by reference herein, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced in the AIF or the Annual Report are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument
43-101
—
Standards of Disclosure for Mineral Projects
(“NI
43-101”)
and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). Mining disclosure under U.S. securities law was previously required to comply with SEC Industry Guide 7 (“SEC Industry Guide 7”) under the Exchange Act. Under these standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under prior SEC Industry Guide 7, standards, a “final” or “bankable” feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms “mineral resource”, “measured mineral resource”, “indicated mineral resource” and “inferred mineral resource” are defined in and required to be disclosed by NI
43-101;
however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. “Inferred mineral resources” have a great amount of uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will be upgraded to a higher category without further work and analysis under the applicable requirements. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility
studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this annual report on Form
40-F
and the portions of documents incorporated by reference herein containing descriptions of the Company’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.
The SEC adopted amendments to its disclosure rules to modernize the mineral property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act. These amendments became effective February 25, 2019 (the “SEC Modernization Rules”) with compliance required for the first fiscal year beginning on or after January 1, 2021. Under the SEC Modernization Rules, the historical property disclosure requirements for mining registrants included in SEC Industry Guide 7 were rescinded and replaced with disclosure requirements in subpart 1300 of SEC Regulation
S-K.
As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI
43-101
and the CIM Definition Standards.
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
While the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, U.S. investors should not assume that any part or all of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable. Further, “inferred mineral resources” have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of an inferred mineral resource will be upgraded to a higher category without further work and analysis under the applicable requirements. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility
studies, except in rare cases. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI
43-101
would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of Industry Guide 7.

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
With the participation of the CEO and CFO, management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2021, following the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in
Internal Control-Integrated Framework (2013 Framework).
This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded in its report that the Company’s internal control over financial reporting was effective as of December 31, 2021.

Management’s annual report on internal control over financial reporting (the “Report”) is included with the MD&A which is included in the Annual Report attached as
Exhibit 99.2
to this annual report on Form
40-F.
Attestation Report of the Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP (“PwC”), the Company’s Independent Registered Public Accounting Firm, has issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2021 included with the Financial Statements which are included in the Annual Report attached as
Exhibit 99.2
to this annual report on Form
40-F.
Changes in Internal Control over Financial Reporting
During the period covered by this annual report on Form
40-F,
no changes occurred in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
REGULATION BTR
The Company was not required by Rule 104 of Regulation BTR to send any notice to its directors and executive officers during the fiscal year ended December 31, 2021 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.
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
CODE OF ETHICS
The Company’s Board has adopted a Code of Conduct and Ethics, as amended (the “Code”) that applies to all directors, officers and employees of the Company. The Code addresses the items required to be included in a “code of ethics” as set forth in paragraph 9(b) of General Instruction B of Form
40-F,
as well as various other topics. In 2021, the Code was amended and updated to better align the Company’s policies with the UN Global Compact by adding provisions outlining Sandstorm’s commitment to human rights, fair practice and freedom of association, collective bargaining, and the Company’s support for the abolition of forced labor and child labor, as well as other provisions as set forth therein.
The amended restated Code is available on SEDAR at
www.sedar.com
, is attached hereto, and is on the Company’s website at
www.sandstormgold.com
. The Company will provide a copy of the Code in print without charge to any person that provides the Company with a written request addressed to the Company’s Corporate Secretary.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees
PwC acted as the Company’s Independent Registered Public Accounting Firm for the fiscal year ended December 31, 2021. For a description of the total amount billed to the Company by PwC for services performed in the last two financial years by category of service (audit fees, audit related fees, tax fees and all other fees), see “Audit Committee - External Auditor Service Fees” on page 86 of the AIF, which is attached as
Exhibit 99.1
to this annual report on Form
40-F
and incorporated by reference herein.
Audit Committee
Pre-Approval
Policies and Procedures
For a description of the Company’s
pre-approval
policies and procedures related to the provision of
non-audit
services, see “Audit Committee -
Pre-Approval
Policies and Procedures” on page 85 of the AIF, which is attached as
Exhibit 99.1
to this annual report on Form
40-F
and incorporated by reference herein.
All
non-audit
services (audit-related, tax or all other) performed by the Company’s auditor for the fiscal year ended December 31, 2021 were pre-approved
by the Audit Committee of the Company. No
non-audit
services were approved pursuant to paragraph (c)(7)(i)(C) of Rule
2-01
of Regulation
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
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
The following table summarizes the Company’s known contractual obligations, including payments due for each of the next five years and thereafter as at December 31, 2021.

Contractual Obligations	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Long-Term Debt Obligations	$-	$-	$-	$-	$-
Interest Payments	$-	$-	$-	$-	$-
Capital Lease Obligations	$-	$-	$-	$-	$-
Operating Lease Obligations	$3,192,889	$646,849	$1,372,306	$1,173,734	$-
Purchase Obligations	$-	$-	$-	$-	$-
Other Long-Term Liabilities	$-	$-	$-	$-	$-
Total	$3,192,889	$646,849	$1,372,306	$1,173,734	$-
The Company is a resource-based Company that acquires gold streams and other metals purchase agreements (“Gold Streams” or “Streams”) from companies that have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Stream, Sandstorm receives the right to purchase, at a fixed price per ounce or at a fixed percentage of the spot price, a percentage of a mine’s gold, silver, or other commodity production for the life of the mine. Accordingly, the Company’s purchase commitments with respect to each Stream are not based on time periods, such as less than 1 year or 1 to 3 years, but rather continue for the life of the mine. Furthermore, in connection with the Company’s various Streams, certain payments are advanced to companies as their mining projects are advanced. These payments are subject to certain funding conditions and are not based on time periods. For a description of the purchase commitments of the Company, see “Commitments and Contingencies” and “Note 15 - Contractual Obligations” on pages 53 and 107, respectively, of the Annual Report attached as
Exhibit 99.2
to this annual report on Form
40-F
and incorporated by reference herein.
MINE SAFETY DISCLOSURE
Not applicable.
CORPORATE GOVERNANCE
The Company’s corporate governance practices are consistent with all applicable current Canadian regulatory guidelines and standards. The Company is classified as a foreign private issuer in connection with its listing on the NYSE and is not required to comply with most of the NYSE’s corporate governance standards (the “NYSE Rules”) and instead may comply with Canadian corporate governance practices. However, the Company’s corporate governance practices incorporate many best practices derived from the NYSE Rules and a description of the significant ways in which the Company’s corporate governance practices differ from those required of domestic companies under the NYSE Rules is provided on the Company’s website at
www.sandstormgold.com
.
The Company reviews its governance practices and monitors developments in Canada and the United States on an ongoing basis to ensure it is in compliance with applicable rules and standards. The Board is committed to sound corporate governance practices which are both in the interest of its shareholders and contribute to effective and efficient decision making.
ADDITIONAL INFORMATION
Additional information relating to the Company, including the Audited Financial Statements, the MD&A and the AIF, can be found on SEDAR at
www.sedar.com
, on EDGAR at
www.sec.gov
or on the Company’s website at
www.sandstormgold.com
. Shareholders may also contact the Company’s Corporate Secretary by phone at (604)
628-1107
or by
e-mail
at info@sandstormgold.com to request copies of these documents and this annual report on Form
40-F
for no charge.
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

SANDSTORM GOLD LTD.
	By:	/s/ Nolan Watson
	Name:	Nolan Watson
Date: March 31, 2022	Title:	President & Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
99.1	Annual Information Form for the year ended December 31, 2021
99.2
Annual Report for the year ended December 31, 2021 which includes Management’s Discussion and Analysis for the fiscal year ended December 31, 2021 and the Audited Annual Consolidated Financial Statements as at and for the fiscal years ended December 31, 2021 and 2020

99.2	Printer Friendly Copy
99.3	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
99.4	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
99.5	Consent of PricewaterhouseCoopers LLP, the Company’s Independent Registered Public Accounting Firm
99.6	Consent of Keith Laskowski
99.7	Consent of Peter Allen
99.8	Consent of Christopher Arnold
99.9	Consent of Simon Kusabs
99.10	Consent of Goktug Evin
99.11	Consent of Zafir Ekmekçi
99.12	Consent of Stan Kagiannis
99.13	Consent of Omer Ardic
99.14	Consent of Richard Kiel
99.15	Consent of Paul Newling
99.16	Code of Conduct and Ethics
101	Interactive Data Files (formatted as Inline XBRL)
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)