Form 40-F
period 2022-12-31
SANDSTORM GOLD LTD
filed 2023-03-23
CIK 1434614

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 40-F
☐
REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒
ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 298,843,661 (as of December 31, 2022).
Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. ☒ Yes ☐ No
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit and post such files). ☒ Yes ☐ No
Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 12b-2 of the Exchange Act. Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. ☐
Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report ☒
If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐
Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

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

Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm Gold as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; each of the Mining Operations (as such term is defined in Sandstorm’s most recent Annual Information Form for the year ended December 31, 2022 (the “AIF”) attached hereto as Exhibit 99.1; the absence of control over Mining Operations from which Sandstorm Gold will purchase gold and other commodities or from which it will receive royalty payments and risks related to those Mining Operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm Gold; the number or aggregate value of common shares which may be purchased under the NCIB (as defined in the AIF); audits being conducted by the CRA (as defined in the AIF) and available remedies; the expectations regarding whether the BaseCore Transaction (as defined in the AIF), the Nomad Acquisition (as defined in the AIF) and transactions with Horizon Copper Corp.(collectively, the “Transactions”) will provide the potential benefits and synergies of the Transactions and the ability of Sandstorm post-completion of the Transactions to successfully achieve business objectives, including integrating the companies or assets or the effects of unexpected costs, liabilities or delays; the expectations regarding the growth potential of Sandstorm Gold including in scale and production and the anticipated benefits of the Transactions; the expectations relating to the closing the arrangements contemplated under the definitive agreements related to the Antamina NPI Agreement (as defined in the AIF) and the subsequent spin-out of the Antamina NPI (as defined in the AIF), including the anticipated terms and expected timing thereof; management’s expectations regarding Sandstorm’s growth; stock market volatility; competition, the potential impact of natural disasters, terrorist acts, health crises and other disruptions and dislocations, including the ongoing COVID-19 pandemic and the conflict between Russia and Ukraine; as well as those factors discussed in the section entitled “Risks to Sandstorm” in the MD&A and in the section entitled “Risk Factors” contained in the AIF attached hereto as Exhibit 99.1 and incorporated by reference herein.

Forward-looking information in this annual report on Form 40-F includes, among other things, disclosure regarding: the impact of COVID-19 on the business, audits being conducted by the CRA and available remedies, management’s expectations regarding the Company’s growth, Sandstorm Gold’s existing Streams (as defined in the

AIF) and royalties as well as its future outlook and the Mineral Reserve (as defined in the AIF) and Mineral Resource (as defined in the AIF) estimates for any of the Mining Operations. Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the Mining Operations from which Sandstorm Gold will purchase gold and other commodities or from which it will receive royalties payments, no material adverse change in the market price of commodities, that the Mining Operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.

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

The Company prepares its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. Consequently, the Company’s financial statements may not be comparable to those prepared by U.S. companies. The Company’s audited financial statements as at and for the year ended December 31, 2022 and 2021 (the “Audited Financial Statements”) and the Company’s MD&A are each included in the 2022 Annual Report of the Company (the “Annual Report”) which is attached hereto as Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein.

CURRENCY

Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of United States dollars into Canadian dollars, on December 30, 2022 based upon the daily average exchange rate as published by the Bank of Canada, was U.S. $1.00 = CDN $1.3544. The exchange rate of United States dollars into Canadian dollars, on March 22, 2023 based upon the daily average exchange rate as published by the Bank of Canada, was U.S. $1.00 = CDN $1.3712.

RESOURCE AND RESERVE ESTIMATES

The Company’s AIF, attached as Exhibit 99.1 to this annual report on Form 40-F, and the Annual Report, attached as Exhibit 99.2 to this annual report on Form 40-F, each incorporated by reference herein, have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced in this prospectus and the documents incorporated by reference herein are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”).

For United States reporting purposes, the SEC has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”). The SEC

Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in Industry Guide 7 under the U.S. Securities Act. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, the Corporation is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies.

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

With the participation of the CEO and CFO, management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2022, following the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013 Framework). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded in its report that the Company’s internal control over financial reporting was effective as of December 31, 2022.

Management’s annual report on internal control over financial reporting (the “Report”) is included with the MD&A which is included in the Annual Report attached as Exhibit 99.2 to this annual report on Form 40-F.

Attestation Report of the Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP (“PwC”), the Company’s Independent Registered Public Accounting Firm, has issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2022 included with the Financial Statements which are included in the Annual Report attached as Exhibit 99.2 to this annual report on Form 40-F.

Changes in Internal Control over Financial Reporting

During the period covered by this annual report on Form 40-F, no changes occurred in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

REGULATION BTR

The Company was not required by Rule 104 of Regulation BTR to send any notice to its directors and executive officers during the fiscal year ended December 31, 2022 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.

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

The amended restated Code is available on SEDAR at www.sedar.com, is attached hereto, and is on the Company’s website at www.sandstormgold.com. The Company will provide a copy of the Code in print without charge to any person that provides the Company with a written request addressed to the Company’s Corporate Secretary.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees

PwC acted as the Company’s Independent Registered Public Accounting Firm for the fiscal year ended December 31, 2022. For a description of the total amount billed to the Company by PwC for services performed in the last two financial years by category of service (audit fees, audit related fees, tax fees and all other fees), see “Audit Committee - External Auditor Service Fees” on page 75 of the AIF, which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein.

Audit Committee Pre-Approval Policies and Procedures

For a description of the Company’s pre-approval policies and procedures related to the provision of non-audit services, see “Audit Committee - Pre-Approval Policies and Procedures” on page 74 of the AIF, which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein.

All non-audit services (audit-related, tax or all other) performed by the Company’s auditor for the fiscal year ended December 31, 2022 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.

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

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

The following table summarizes the Company’s known contractual obligations, including payments due for each of the next five years and thereafter as at December 31, 2022.

Contractual Obligations	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
Long-Term Debt Obligations	$497,500,000	$-	$497,500,000	$-	$-
Interest Payments	$93,450,000	$37,116,000	$56,334,000	$-	$-
Capital Lease Obligations	$-	$-	$-	$-	$-
Operating Lease Obligations	$27,357,424	$1,427,505	$5,190,244	$4,582,862	$16,156,813
Purchase Obligations	$-	$-	$-	$-	$-
Other Long-Term Liabilities	$-	$-	$-	$-	$-
Total	$618,307,424	$38,543,505	$559,024,244	$4,582,862	$16,156,813

The Company is a resource-based Company that acquires gold streams and other metals purchase agreements (“Gold Streams” or “Streams”) from companies that have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Stream, Sandstorm receives the right to purchase, at a fixed price per ounce or at a fixed percentage of the spot price, a percentage of a mine’s gold, silver, or other commodity production for the life of the mine. Accordingly, the Company’s purchase commitments with respect to each Stream are not based on time periods, such as less than 1 year or 1 to 3 years, but rather continue for the life of the mine. Furthermore, in connection with the Company’s various Streams, certain payments are advanced to companies as their mining projects are advanced. These payments are subject to certain funding conditions and are not based on time periods. For a description of the purchase commitments of the Company, see “Commitments and Contingencies” and “Note 16 – Commitments and Contingencies” on pages 65 and 128 respectively, of the Annual Report attached as Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein.

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

DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

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

SANDSTORM GOLD LTD.
	By:	/s/ Nolan Watson
	Name:	Nolan Watson
Date: March 23, 2023	Title:	President & Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Annual Information Form for the year ended December 31, 2022

99.2	Annual Report for the year ended December 31, 2022 which includes Management’s Discussion and Analysis for the fiscal year ended December 31, 2022 and the Audited Annual Consolidated Financial Statements as at and for the fiscal years ended December 31, 2022 and 2021

99.2	Printer Friendly Copy

99.3	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934

99.4	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

99.5	Consent of PricewaterhouseCoopers LLP, the Company’s Independent Registered Public Accounting Firm

99.6	Consent of Imola Götz

99.7	Code of Conduct and Ethics

101	Interactive Data Files (formatted as Inline XBRL)

104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)