Form 40-F
period 2023-12-31
SANDSTORM GOLD LTD
filed 2024-03-27
CIK 1434614

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
Commission file number: 001-35617

Sandstorm Gold Ltd.
(Exact Name of Registrant as Specified in its Charter)

British Columbia, Canada (Province or other jurisdiction of incorporation or organization)	1041 (Primary Standard Industrial Classification Code Number)	98-1178734 (I.R.S. Employer No.)

Suite 3200, 733 Seymour Street
Vancouver, British Columbia, Canada V6B 0S6
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 297,666,238 as of December 31, 2023.

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

Auditor Firm Id: 271	Auditor Name: PricewaterhouseCoopers LLP	Auditor Location: Vancouver, British Columbia, Canada

EXPLANATORY NOTE
Sandstorm Gold Ltd. (the “Company”, “Sandstorm Gold”, "Sandstorm", or the “Registrant”) is a Canadian issuer eligible to file its annual report pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on Form 40-F pursuant to the multi-jurisdictional disclosure system of the Exchange Act. The Company is a “foreign private issuer” as defined in Rule 3b-4 under the Exchange Act. Equity securities of the Company are accordingly exempt from Sections 14(a), 14(b), 14(c), 14(f) and 16 of the Exchange Act pursuant to Rule 3a12-3.
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
Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm Gold as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; each of the Mining Operations (as such term is defined in Sandstorm’s most recent Annual Information Form for the year ended December 31, 2023 (the “AIF”) attached hereto as Exhibit 99.1); the absence of control over Mining Operations from which Sandstorm Gold will purchase gold or other commodities, or receive royalties from and risks related to those Mining Operations, including risks related to international operations, delays in mine construction and operations, government and environmental regulation, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm Gold; the number or aggregate value of common shares which may be purchased under the NCIB (as defined in the AIF); audits being conducted by the CRA (as defined in the AIF) and available remedies; the expectation that the terms of the earn-in-milestone payments of SSR Mining's (as defined in the AIF) agreement to acquire a 40% operating interest in the Hod Maden Project (as defined in the AIF) will be fulfilled, its intention to pursue project financing, including expectation of benefits to the overall development of the project as a result of the SSR Mining acquisition and its ability to fulfil its role as operator of the Hod Maden Project, including the social and regulatory license to operate; the expectations that the Company’s transactions with Horizon (as defined in the AIF) as described in the AIF will provide the potential benefits and synergies of the transactions and the ability of Sandstorm to successfully achieve business objectives, including integrating the companies or assets or the effects of unexpected costs, liabilities or delays; management’s expectations regarding Sandstorm’s growth; stock market volatility; competition, the potential impact of natural disasters, terrorist acts, health crises and other disruptions and dislocations; as well as those factors discussed in the section entitled “Risks to Sandstorm” in the MD&A and in the section entitled “Risk Factors” contained in the most recent AIF.
Forward-looking information in this annual report on Form 40-F includes, among other things, disclosure regarding: audits being conducted by the CRA and available remedies, management’s expectations regarding Sandstorm’s growth, Sandstorm’s existing Gold Streams (as defined in the AIF) and royalties as well as its future outlook, the operators of the mines ability to fulfil their roles as operators, including the social and regulatory license to operate; the Mineral Reserve (as defined in the AIF) , Mineral Resource (as defined in the AIF) and production estimates for any of the Mining Operations, the number or value of common shares that may be sold pursuant to the 2023 ATM Program (as defined in the AIF), the use of, or amounts drawn under, the Credit Facility (as defined in the AIF) and the repayment of amounts outstanding under the Credit Facility and the Company’s climate change and sustainability goals, including its emissions reduction targets. Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the mining operations from which Sandstorm will purchase gold, other commodities or receive royalties from, no material adverse change in the market price of commodities, that the mining operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.
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
The Company prepares its financial statements in accordance with International Financial Reporting Standards Accounting Standards as issued by the International Accounting Standards Board. Consequently, the Company’s financial statements may not be comparable to those prepared by U.S. companies. The Company’s audited financial statements as at and for the year ended December 31, 2023 and 2022 (the “Audited Financial Statements”) and the Company’s MD&A are each included in the 2023 Annual Report of the Company (the “Annual Report”) which is attached hereto as Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein.
CURRENCY
Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of United States dollars into Canadian dollars, on December 29, 2023 based upon the daily average exchange rate as published by the Bank of Canada, was U.S. $1.00 = CDN $1.3226. The exchange rate of United States dollars into Canadian dollars, on March 26, 2024 based upon the daily average exchange rate as published by the Bank of Canada, was U.S. $1.00 = CDN $1.3572.
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

With the participation of the CEO and CFO, management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2023, following the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013 Framework). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded in its report that the Company’s internal control over financial reporting was effective as of December 31, 2023.
Management’s annual report on internal control over financial reporting (the “Report”) is included with the MD&A which is included in the Annual Report attached as Exhibit 99.2 to this annual report on Form 40-F.
Attestation Report of the Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP (“PwC”), the Company’s Independent Registered Public Accounting Firm, has issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2023 included with the Financial Statements which are included in the Annual Report attached as Exhibit 99.2 to this annual report on Form 40-F.
Changes in Internal Control over Financial Reporting
During the period covered by this annual report on Form 40-F, no changes occurred in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
REGULATION BTR
The Company was not required by Rule 104 of Regulation BTR to send any notice to its directors and executive officers during the fiscal year ended December 31, 2023 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.
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
CODE OF ETHICS
The Company’s Board has adopted a Code of Conduct and Ethics, as amended (the “Code”) that applies to all directors, officers and employees of the Company. The Code addresses the items required to be included in a “code of ethics” as set forth in paragraph 9(b) of General Instruction B of Form 40-F, as well as various other topics. During the year ended December 31, 2023, the Company did not make any amendments to the Code, nor did the Company grant any waiver or implicit waiver of the Code to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.
A copy of the Code, as amended, was previously filed with the SEC and is posted on our website at www.sandstormgold.com. The Company will provide a copy of the Code in print without charge to any person that provides the Company with a written request addressed to the Company’s Corporate Secretary.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees
PwC acted as the Company’s Independent Registered Public Accounting Firm for the fiscal year ended December 31, 2023. For a description of the total amount billed to the Company by PwC for services performed in the last two financial years by category of service (audit fees, audit related fees, tax fees and all other fees), see “Audit Committee - External Auditor Service Fees” on page 106 of the AIF, which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein.
Audit Committee Pre-Approval Policies and Procedures
For a description of the Company’s pre-approval policies and procedures related to the provision of non-audit services, see “Audit Committee - Pre-Approval Policies and Procedures” on page 105 of the AIF, which is attached as Exhibit 99.1 to this annual report on Form 40-F and incorporated by reference herein.
All non-audit services (audit-related, tax or all other) performed by the Company’s auditor for the fiscal year ended December 31, 2023 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
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
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Information regarding the Company’s material cash requirements from known contractual and other obligations can be found under the heading “Commitments and Contingencies” and Note 16 – “Commitment and Contingencies” to the Company’s Consolidated Financial Statements for the Year Ended December 31, 2023 contained in the Annual Report attached as Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein.
The Company is a resource-based Company that acquires gold streams and other metals purchase agreements (“Gold Streams” or “Streams”) from companies that have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Stream, Sandstorm receives the right to purchase, at a fixed price per ounce or at a fixed percentage of the spot price, a percentage of a mine’s gold, silver, or other commodity production for the life of the mine. Accordingly, the Company’s purchase commitments with respect to each Stream are not based on time periods, such as less than 1 year or 1 to 3 years, but rather continue for the life of the mine. Furthermore, in connection with the Company’s various Streams, certain payments are advanced to companies as their mining projects are advanced. These payments are subject to certain funding conditions and are not based on time periods. For a description of the purchase commitments of the Company, see “Commitments and Contingencies” and “Note 16 – Commitments and Contingencies” on pages 40 and 99 respectively, of the Annual Report attached as Exhibit 99.2 to this annual report on Form 40-F and incorporated by reference herein.
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
RECOVERY OF ERRONEOUSLY AWARDED COMPENSATION
The Company adopted the Amended and Restated Clawback Policy (the “Clawback Policy”) on November 6, 2023 pursuant to Section 303A.14 of the NYSE Listed Company Manual. A copy of the Clawback Policy is attached hereto as Exhibit 97.
For the year ended December 31, 2023, we were not required to prepare an accounting restatement, nor was there an outstanding balance as of December 31, 2023 of erroneously awarded compensation to be recovered from the application of our compensation recovery policy to a prior restatement.
ADDITIONAL INFORMATION
Additional information relating to the Company, including the Audited Financial Statements, the MD&A and the AIF, can be found on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov or on the Company’s website at www.sandstormgold.com. Shareholders may also contact the Company’s Corporate Secretary by phone at (604) 628-1107 or by e-mail at info@sandstormgold.com to request copies of these documents and this annual report on Form 40-F for no charge.
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

SANDSTORM GOLD LTD.
Date: March 27, 2024	By:	/s/ Nolan Watson
	Name:	Nolan Watson
	Title:	Chief Executive Officer

EXHIBIT INDEX
Exhibit    Description
97     Amended and Restated Clawback Policy
99.1    Annual Information Form for the year ended December 31, 2023
99.2    Annual Report for the year ended December 31, 2023 which includes Management’s Discussion and Analysis for the fiscal year ended December 31, 2023 and the Audited Annual Consolidated Financial Statements as at and for the fiscal years ended December 31, 2023 and 2022
99.3    Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
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

1