Form 40-F
period 2024-12-31
SANDSTORM GOLD LTD
filed 2025-03-31
CIK 1434614

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 40-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒ ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 296,400,407 as of December 31, 2024.

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
DOCUMENTS INCORPORATED BY REFERENCE
The following documents, or the portions thereof indicated below, that are filed as exhibits to this annual report on Form 40-F (“Form 40-F”), are each incorporated herein by reference:
Annual Information Form
The Company’s Annual Information Form for the year ended December 31, 2024 (“AIF”) is filed as Exhibit 99.1 to this Form 40-F.
Management’s Discussion and Analysis
The Company’s management’s discussion and analysis for the year ended December 31, 2024 (“MD&A”) included in the Annual Report of the Company for the year ended December 31, 2024 (the “Annual Report”) which is filed as Exhibit 99.2 to this Form 40-F.
Audited Annual Financial Statements
The Company’s audited financial statements as at and for the years ended December 31, 2024 and 2023 (the “Audited Financial Statements”) included in the Annual Report which is filed as Exhibit 99.2 to this Form 40-F.
FORWARD-LOOKING STATEMENTS
This annual report on Form 40-F and the exhibits attached hereto and incorporated herein may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), Section 21E of the Exchange Act, the Private Securities Litigation Reform Act of 1995 or in rules and releases made by the Securities and Exchange Commission (“SEC”), all as may be amended from time to time, concerning the business, operations and financial performance and condition of Sandstorm Gold. The forward-looking statements contained in this Form 40-F are made only as of the date hereof. The forward-looking statements contained in the exhibits incorporated by reference into this Form 40-F are made only as of the respective dates set forth in such exhibits. The Company does not intend, and does not assume any obligation, to update or revise any forward-looking statements whether as a result of new information, subsequent events or otherwise, except as required by law.
Generally, forward-looking information can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking information is based on reasonable assumptions that have been made by Sandstorm as at the date of such information and is subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking information, including but not limited to: the impact of general business and economic conditions; each of the Mining Operations (as defined in the AIF); the absence of control over Mining Operations from which Sandstorm Gold will purchase gold or other commodities or from which it will receive royalty payments and risks related to those Mining Operations, including risks related to international operations, government and environmental regulation, delays in mine construction and operations, actual results of mining and current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined; problems inherent to the marketability of minerals; industry conditions, including fluctuations in the price of metals, fluctuations in foreign exchange rates and fluctuations in interest rates; government entities interpreting existing tax legislation or enacting new tax legislation in a way which adversely affects Sandstorm; the number or aggregate value of

Common Shares (as defined in the AIF) which may be purchased under the NCIB (as defined in the AIF) or the Automatic Share Purchase Plan, audits being conducted by the CRA (as defined in the AIF) and available remedies; the expectation that the terms of the earn-in-milestone payments of SSR Mining’s (as defined in the AIF) agreement to acquire a 40% operating interest in the Hod Maden Project (as defined in the AIF) will be fulfilled, its intention to pursue and successfully obtain sufficient project financing, including expectation of benefits to the overall development of the project as a result of the SSR Mining acquisition and its ability to fulfil its role as operator of the Hod Maden Project, including the social and regulatory license to operate; the expectations that the Company’s transactions with Horizon (as defined in the AIF) as described in this AIF will provide the potential benefits and synergies of the transactions and the ability of Sandstorm to successfully achieve business objectives, including integrating the companies or assets or the effects of unexpected costs, liabilities or delays; management’s expectations regarding the growth potential of Sandstorm, including in scale and production and the anticipated benefits of the transactions with Horizon; management’s expectations regarding Sandstorm’s growth; stock market volatility; competition; the potential impact of natural disasters, terrorist acts, wars and conflicts, trade wars, health crises and other disruptions and dislocations, as well as those factors discussed in the section entitled “Risk Factors” herein.
Forward-looking information in this AIF includes, among other things, disclosure regarding: audits being conducted by the CRA and available remedies, management’s expectations regarding the Company’s growth, Sandstorm Gold’s existing Streams (as defined in the AIF) and royalties and the payments to be made and received thereunder, the exploration, development and operation of the Mining Operations, Sandstorm’s future outlook, the operators of the mines ability to fulfil their roles as operators, including the social and regulatory licenses to operate, the Mineral Reserve (as defined in the AIF), Mineral Resource (as defined in the AIF) and production estimates for any of the Mining Operations, the use of, or amounts drawn under, the Credit Facility (as defined in the AIF) and the repayment of amounts outstanding under the Credit Facility and the Company’s climate change and sustainability goals, including its emissions reduction targets. Forward-looking information is based on assumptions management believes to be reasonable, including but not limited to the continued operation of the Mining Operations from which Sandstorm Gold will purchase gold and other commodities or from which it will receive royalty payments, no material adverse change in the market price of commodities, that the Mining Operations will operate in accordance with their public statements and achieve their stated production outcomes, and such other assumptions and factors as set out therein.
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

NOTE TO UNITED STATES READERS -
DIFFERENCES IN UNITED STATES AND CANADIAN REPORTING PRACTICES
The Company is permitted, under a multi-jurisdictional disclosure system adopted by the United States, to prepare this Form 40-F in accordance with Canadian disclosure requirements, which are different from those of the United States. The Company is also subject to Canadian auditor independence standards, as well as certain U.S. federal securities laws and the applicable rules and regulations of the SEC and the Public Company Accounting Oversight Board (United States) (PCAOB).
The Company prepares its annual financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS Accounting Standards" or "IFRS"). Consequently, the Company’s financial statements may not be comparable to those prepared by U.S. companies. The Company’s Audited Financial Statements and the Company’s MD&A are each included in the Annual Report which is filed as Exhibit 99.2 to this Form 40-F.
CURRENCY
Unless otherwise indicated, all dollar amounts in this annual report on Form 40-F are in United States dollars. The exchange rate of United States dollars into Canadian dollars, on December 31, 2024 based upon the daily average exchange rate as published by the Bank of Canada, was U.S. $1.00 = CDN $1.4389. The

exchange rate of United States dollars into Canadian dollars, on March 28, 2025 based upon the daily average exchange rate as published by the Bank of Canada, was U.S. $1.00 = CDN 1.4307.
CAUTIONARY NOTICE REGARDING MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES
Disclosure in this Form 40-F, the Company’s AIF, the Annual Report and the documents incorporated by reference herein and therein have been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ in some material respects from the disclosure requirements of United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced in this Form 40-F and the documents incorporated by reference herein are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”). The definitions of these terms, and other mining terms and disclosures, may differ from the definitions of such terms, if any, for purposes of the SEC’s disclosure rules for companies subject to the reporting and disclosure requirements under U.S. federal securities laws and the rules promulgated thereunder (the “SEC Rules”).
As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States, the Company is not required to provide disclosure on its mineral properties under the SEC Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information and other technical information contained in this Form 40-F and the documents incorporated by reference herein may not be comparable to similar information disclosed by companies subject to the SEC’s reporting and disclosure requirements and rules for domestic United States issuers.
Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of measured, indicated or inferred mineral resources, these mineral resources may never be upgraded to proven and probable mineral reserves. Investors are cautioned not to assume that any part of mineral deposits in these categories will ever be converted into reserves or recovered. In addition, United States investors are cautioned not to assume that any part or all of the Company’s measured, indicated or inferred mineral resources constitute or will be converted into mineral reserves or are or will be economically or legally mineable without additional work.
CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
At the end of the period covered by this Form 40-F, an evaluation was carried out under the supervision and with the participation of the Company’s management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), of the effectiveness of the Company’s disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Exchange Act). Based on that evaluation, the CEO and the CFO have concluded that as of the end of the period covered by this Form 40-F, the Company’s disclosure controls and procedures were effective in ensuring that: (i) information required to be disclosed by the Company in reports that it files or submits to the SEC under the Exchange Act was recorded, processed, summarized and reported within the time periods specified in applicable rules and forms and (ii) material information required to be disclosed in the Company’s reports filed under the Exchange Act was accumulated and communicated to the Company’s management, including the CEO and the CFO, as appropriate, to allow for accurate and timely decisions regarding required disclosure.
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
With the participation of the CEO and CFO, management conducted an evaluation of the design and operation of the Company’s internal control over financial reporting as of December 31, 2024, following the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013 Framework). This evaluation included review of the documentation of controls, evaluation of the design effectiveness of controls, testing of the operating effectiveness of controls and a conclusion on this evaluation. Based on this evaluation, management concluded in its report that the Company’s internal control over financial reporting was effective as of December 31, 2024.
Management’s annual report on internal control over financial reporting (the “Report”) is included with the MD&A and is incorporated by reference herein.
Attestation Report of the Independent Registered Public Accounting Firm
PricewaterhouseCoopers LLP (“PwC”), the Company’s Independent Registered Public Accounting Firm, has issued an attestation report on the Company’s internal control over financial reporting as of December 31, 2024, included with the Audited Financial Statements and incorporated by reference herein.
Changes in Internal Control over Financial Reporting
During the period covered by this Form 40-F, no changes occurred in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
REGULATION BTR
The Company was not required by Rule 104 of Regulation BTR to send any notice to its directors and executive officers during the fiscal year ended December 31, 2024 concerning any equity security subject to a blackout period under Rule 101 of Regulation BTR.
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
Audit Committee Charter
The Company’s audit committee charter is attached as an exhibit or schedule to the AIF, available for review on the Company’s website at www.sandstormgold.com and available in print without charge to any shareholder that provides the Company with a written request addressed to the Company’s Corporate Secretary.
CODE OF ETHICS
The Company’s Board has adopted a Code of Conduct and Ethics, as amended (the “Code”) that applies to all directors, officers and employees of the Company. The Code addresses the items required to be included in a “code of ethics” as set forth in paragraph 9(b) of General Instruction B of Form 40-F, as well as various other topics. During the year ended December 31, 2024, the Company did not make any amendments to the Code, nor did the Company grant any waiver or implicit waiver of the Code to the Company’s principal executive officer, principal financial officer, principal accounting officer or controller, or persons performing similar functions.
A copy of the Code, as amended, was previously filed with the SEC and is posted on our website at www.sandstormgold.com. The Company will provide a copy of the Code in print without charge to any person that provides the Company with a written request addressed to the Company’s Corporate Secretary by e-mail at info@sandstormgold.com.
PRINCIPAL ACCOUNTANT FEES AND SERVICES
Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees
PwC acted as the Company’s Independent Registered Public Accounting Firm for the fiscal year ended December 31, 2024. For a description of the total amount billed to the Company by PwC for services performed in the last two financial years by category of service (audit fees, audit related fees, tax fees and all other fees), see “Audit Committee - External Auditor Service Fees” in the AIF, which is incorporated by reference herein.
Audit Committee Pre-Approval Policies and Procedures
For a description of the Company’s pre-approval policies and procedures related to the provision of non-audit services, see “Audit Committee - Pre-Approval Policies and Procedures” in the AIF, which is incorporated by reference herein.
All non-audit services (audit-related, tax or all other) performed by the Company’s auditor for the fiscal year ended December 31, 2024 were pre-approved by the Audit Committee of the Company. No non-audit services were approved pursuant to paragraph (c)(7)(i)(C) of Rule 2-01 of Regulation S-X.
OFF-BALANCE SHEET ARRANGEMENTS
The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.
DISCLOSURE OF CONTRACTUAL OBLIGATIONS
Information regarding the Company’s material cash requirements from known contractual and other obligations can be found under the heading “Commitments and Contingencies” and Note 16 - “Commitments and Contingencies” to the Company’s Audited Financial Statements contained in the Annual Report and incorporated by reference herein.
The Company is a resource-based Company that acquires gold streams and other metals purchase agreements (“Gold Streams” or “Streams”) from companies that have advanced stage development projects or operating mines. In return for making upfront payments to acquire a Stream, Sandstorm receives the right to purchase, at a fixed price per ounce or at a fixed percentage of the spot price, a percentage of a mine’s gold, silver, or other commodity production for the life of the mine. Accordingly, the Company’s purchase commitments with respect to each Stream are not based on time periods, such as less than 1 year or 1 to 3 years, but rather continue for the life of the mine. Furthermore, in connection with the Company’s various Streams, certain payments are advanced to companies as their mining projects are advanced. These payments are subject to certain funding conditions and are not based on time periods. For a description of the purchase commitments of the Company, see “Commitments and Contingencies” and “Note 16 - Commitments and Contingencies” in the Annual Report and incorporated by reference herein.
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
For the year ended December 31, 2024, we were not required to prepare an accounting restatement, nor was there an outstanding balance as of December 31, 2024 of erroneously awarded compensation to be recovered from the application of our compensation recovery policy to a prior restatement.
ADDITIONAL INFORMATION
Additional information relating to the Company, including the Audited Financial Statements, the MD&A and the AIF, can be found on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov or on the Company’s website at www.sandstormgold.com. Shareholders may also contact the Company’s Corporate Secretary by phone at (604) 628-1107 or by e-mail at info@sandstormgold.com to request copies of these documents and this Form 40-F for no charge. Sandstorm provides certain links to websites in this Form 40-F and exhibits hereto, including www.sandstormgold.com. No such websites are incorporated by reference herein. Sandstorm also produces and references other materials that may be of assistance when reviewing this Form 40-F, however, such materials do not form part of, nor are they incorporated by reference into, this Form 40-F unless specifically identified, limited to such identified material, if any, and specifically incorporated by reference herein.
UNDERTAKING
The Company undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the SEC staff, and to furnish promptly, when requested to do so by the SEC staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file a Form 40-F arises; or transactions in said securities.
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

SANDSTORM GOLD LTD.
Date: March 31, 2025	By:	/s/ Nolan Watson
	Name:	Nolan Watson
	Title:	Chief Executive Officer

EXHIBIT INDEX
Exhibit    Description
97    Amended and Restated Clawback Policy
99.1    Annual Information Form for the year ended December 31, 2024
99.2    Annual Report for the year ended December 31, 2024 which includes Management’s Discussion and Analysis for the fiscal year ended December 31, 2024 and the Audited Annual Consolidated Financial Statements as at and for the fiscal years ended December 31, 2024 and 2023
99.3    Certifications of Chief Executive Officer and Chief Financial Officer pursuant to Rule 13a-14(a) or 15d-14 of the Securities Exchange Act of 1934
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